Branch 16
811-3704

04041698

MFS INVESTMENT MANAGEMENT

MFS Investment Management
500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000

RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
SEP 7 2004
FROM
BY

February 19, 2004

FEB 20 2004

VIA FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: John Hammerslough v. Massachusetts Financial Services Company, Civil Action No. 04-CV-1185, Juliet Rintoul v. Massachusetts Financial Services Company, et al., Civil Action No. 04-CV-01045, Richard Wasserman v. Massachusetts Financial Services Company, et al., Civil Action No. 04-CV-00247, William A. DePardo v. MFS/Sun Life Financial Distributors, Inc. et al., Civil Action 04-10248-DPW, Hugh F. Boyd III et al. v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10252-WGY, Harold A. Berger v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10253-WGY

Ladies and Gentleman:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached are copies of the following Class Action Complaints and Small Claims Complaints in the above referenced matters. Massachusetts Financial Services Company SEC file number is 801-17352.

1. John Hammerslough v. Massachusetts Financial Services Company, Civil Action No. 04-CV-1185
2. Juliet Rintoul v. Massachusetts Financial Services Company, et al., Civil Action No. 04-CV-01045
3. Richard Wasserman v. Massachusetts Financial Services Company, et al., Civil Action No. 04-CV-00247
4. William A. DePardo v. MFS/Sun Life Financial Distributors, Inc., et al., Civil Action 04-10248-DPW
5. Hugh F. Boyd III et al. v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10252-WGY
6. Harold A. Berger v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10253-WGY

Pursuant to Rule 101(c)(11) of Regulation S-T, these documents are being submitted in paper format only.

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

#76300

Please acknowledge receipt of this letter and its enclosures by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Arlene E. Cox
Operations Paralegal Administrator

/aec
Enclosures

MFS INVESTMENT MANAGEMENT

MFS Investment Management

500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000

February 19, 2004

VIA FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: John Hammerslough v. Massachusetts Financial Services Company, Civil Action No. 04-CV-1185, Juliet Rintoul v. Massachusetts Financial Services Company, et al., Civil Action No. 04-CV-01045, Richard Wasserman v. Massachusetts Financial Services Company, et al., Civil Action No. 04-CV-00247, William A. DePardo v. MFS/Sun Life Financial Distributors, Inc. et al., Civil Action 04-10248-DPW, Hugh F. Boyd III et al. v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10252-WGY, Harold A. Berger v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10253-WGY

Ladies and Gentleman:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached are copies of the following Class Action Complaints and Small Claims Complaints in the above referenced matters. Massachusetts Financial Services Company SEC file number is 801-17352.

1. John Hammerslough v. Massachusetts Financial Services Company, Civil Action No. 04-CV-1185
2. Juliet Rintoul v. Massachusetts Financial Services Company, et al., Civil Action No. 04-CV-01045
3. Richard Wasserman v. Massachusetts Financial Services Company, et al., Civil Action No. 04-CV-00247
4. William A. DePardo v. MFS/Sun Life Financial Distributors, Inc., et al., Civil Action 04-10248-DPW
5. Hugh F. Boyd III et al. v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10252-WGY
6. Harold A. Berger v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10253-WGY

Pursuant to Rule 101(c)(11) of Regulation S-T, these documents are being submitted in paper format only.

#76300

Please acknowledge receipt of this letter and its enclosures by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Arlene E. Cox

Arlene E. Cox
Operations Paralegal Administrator

/aec
Enclosures

#76300

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

04 CV 1185

JOHN HAMMERSLOUGH, Plaintiff, v. MASSACHUSETTS FINANCIAL SERVICES COMPANY, Defendant.	Civil Action No. ______ COMPLAINT JURY TRIAL DEMANDED

RECEIVED FEB 13 2004 U.S.D.C. S.D. N.Y. CASHIERS

The plaintiff, by his attorneys, alleges the following based upon the investigation of his counsel, except as to allegations specifically pertaining to the plaintiff, which are based on personal knowledge. Counsel's investigation included, among other things, a review of the public announcements made by the defendant and its affiliates, Securities and Exchange Commission ("SEC") filings, press releases and media reports regarding the defendant and its affiliates, and Orders and court filings by regulators.

NATURE OF THE ACTION

1. This is an action brought by an investor against a faithless fiduciary – the Adviser in whom he placed his faith to manage a mutual fund in which he holds shares. As detailed below, that fiduciary has violated its duties of candor, of care and of loyalty to the Massachusetts Investors Trust and its investors. The defendant Adviser, and its affiliates, have made secret deals to favor and facilitate certain investors in improper and illegal trading, to the detriment of the plaintiff and the other innocent holders of Massachusetts Investors Trust shares. Under the Investment Company Act of 1940, 15 U.S.C. §80a-1 et seq., and specifically under §36(b) of that

Act, 15 U.S.C. §80a-35(b), the plaintiff seeks to recover, on behalf of his fund and its investors, the advisory fees paid to this faithless fiduciary for the past year.

JURISDICTION AND VENUE

2. This Court has jurisdiction over this action pursuant to §§36(b)(5) and 44 of the Investment Company Act, 15 U.S.C. §§80a-35(b)(5) and 80a-43, and 28 U.S.C. §1331 (federal question jurisdiction).

3. Venue is proper in this District, because many of the acts alleged in this Complaint occurred in substantial part in this District. Defendant Massachusetts Financial Services Company has entered into a settlement with the New York State Attorney General concerning its activities as described in this complaint.

4. In connection with the acts alleged in this Complaint, the defendant, directly or indirectly, used the mails and instrumentalities of interstate commerce.

THE PARTIES AND RELATED NON-PARTIES

5. Plaintiff John Hammerslough is the owner of Class A shares of the Massachusetts Investors Trust, a mutual fund regulated under the Investment Company Act. He has owned such shares (increased by the reinvestment of dividends) since approximately 1953. As stated above, he brings this action to recover management fees paid by the Massachusetts Investors Trust to the defendant.

6. The Massachusetts Investors Trust is a domestic equity fund. It is one of a family of mutual funds sponsored by defendant Massachusetts Financial Services Company ("MFS"). The investment objective of this fund is "to seek long-term growth of capital with a secondary objective to seek reasonable current income". The fund commenced investment operations with

the offering of Class A shares in 1924. It commenced offering additional classes of shares in1993. It currently offers the following classes of shares: A, B, C, 529A, 529B, 529C, R1 and R2.

7. MFS is the investment adviser and sponsor of approximately 140 mutual funds, including a group of 104 funds known as MFS Retail Funds, which include the Massachusetts Investors Trust. MFS is a Delaware corporation headquartered in Boston, Massachusetts. It has been registered with the Securities and Exchange Commission as an investment adviser since 1982. MFS is a more than 90 percent owned subsidiary of Sun Life Financial Inc., a Canadian company whose common stock is traded on the New York Stock Exchange. As described in the Prospectus dated May 1, 2003 for the Massachusetts Investors Trust, MFS "provides investment management and related administrative services and facilities to the fund, including portfolio management and trade execution".

8. As of August 31, 2003, assets of the MFS Retail Funds were approximately $73 billion. As of March 31, 2003 net assets under management of the MFS organization were approximately $111.5 billion. MFS describes itself as "America's oldest mutual fund organization".

9. The mutual funds in the MFS family are distributed by MFS Fund Distributors, Inc., a wholly owned subsidiary of MFS. It is also located in Boston, Massachusetts. MFS Service Center ("MSFC") is a wholly owned subsidiary of MFS that performs transfer agency and other services for the Massachusetts Investors Trust and other MFS mutual funds, for which it receives compensation from each respective fund.

10. John W. Ballen was President of MFS from August 1998 through 2001, and after that was, until barred from such positions by an order of the SEC on February 5, 2004, MFS's Chief Executive Officer. He was also a member of the Board of Trustees of each of the MFS Retail Funds between 2001 and being barred by the SEC on February 5, 2004.

11. Kevin P. Parke was Chief Equity Officer of MFS from August 1998 through early 2001. He was appointed MFS's President in 2002 and Chief Investment Officer in 2001, and he held such positions until barred from them by a Order of the SEC on February 5, 2004. He was also a member of the Board of Trustees of each of the MFS Retail Funds between early 2002 and being barred by the SEC on February 5, 2004.

12. The Massachusetts Investors Trust is "governed" by a Board of Trustees. At all relevant times, as stated above, Ballen and Parke served on that body. The Board of Trustees is charged with selecting and overseeing the fund's adviser. The Board of Trustees of the Massachusetts Investors Trust, was, at all relevant times, with limited exceptions, also the Board of Trustees of all of the MFS Retail Funds.

13. Pursuant to § 15 of the Investment Company Act, 15 U.S.C. §80a-15, the Adviser serves pursuant to a written contract that must be approved at least annually by the Board of Trustees or by a vote of a majority of the outstanding voting securities, and in fact at all relevant times the Adviser's contract has been annually approved by the Board of Trustees.

14. MFS, as the Adviser for the Massachusetts Investors Trust, engages certain individuals as portfolio managers for the fund. As stated in the fund's May 1, 2003 Prospectus, John D. Laupheimer, Jr., an MFS Senior Vice President, has been the fund's portfolio manager

since 1992, and Brooks Taylor, an MFS Vice President, has been the fund's portfolio manager since 2001.

15. Under §36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b), the defendant Adviser is deemed to have a fiduciary duty with respect to the receipt of compensation for services that it provides, including the services to the Massachusetts Investors Trust and its investors.

16. As the Massachusetts Investors Trust 's Adviser, defendant MFS, directly and indirectly, in the form of management fees, distribution and service fees and other expenses, receives annual fees of .92% of the fund assets with regard to the Class A shares and a substantially higher percentage for the other classes of shares. MFS's advisory (management) and other fees for all classes of shares are based on the amount of assets in the fund. Thus, as detailed below, MFS has a conflict of interest between itself and the fund and its lawful investors. As detailed below, in order to increase its own management fees, MFS violated its fiduciary duties to the fund and its investors.

17. The Massachusetts Investors Trust's fiscal year ends on December 31. As of December 31, 2002, the fund's Class A shares had net assets of almost $3.6 billion. The other classes of shares accounted for several billion additional dollars of net assets. During the fiscal year ending December 31, 2002, defendant MFS, as the fund's Adviser, was paid, directly or indirectly, more than $60 million in management and other fees by the Massachusetts Investors Trust alone, leaving aside its compensation from the scores of other MFS funds.

18. The most recent Prospectus for the Massachusetts Investors Trust, prior to public disclosure of the illegal scheme described below, is dated May 1, 2003. It contains the following language under the heading "Pricing of Fund Shares":

> **The price of each class of the fund's shares is based on its net asset value. The net asset value of each class of shares is determined once each day during which the New York Stock Exchange is open for trading as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) (referred to as the valuation time).** ...
>
> **You will receive the net asset value next calculated**, after the deduction of applicable sales charges and any required tax withholding, **if your order is complete** (has all required information) and MFSC receives your order by:
>
> - **the valuation time**, if placed directly by you (not through a financial adviser such as a broker or bank) to MFSC; or
> - MFSC's close of business, if placed through a financial adviser, so long as the financial adviser (or its authorized designee) received your order by the valuation time. [Bold added.]

19. Under the heading "Excessive Trading Practices", the May 1, 2003 Prospectus states as follows:

> **The MFS Funds do not permit market-timing or other excessive trading practices that may disrupt portfolio management strategies and harm fund performance.** As noted above, the MFS funds reserve the right to reject or restrict an purchase order (including exchanges) from any investor. The MFS funds will exercise these rights, including rejecting or canceling purchase and exchange orders, delaying for up to two business days the processing of exchange requests, restricting the availability of purchases and exchanges through telephone requests, facsimile transmissions, automated telephone services, internet services or any other electronic transfer service, if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control. [Bold added.]

20. The same language began to appear in the prospectuses for all of the MFS Retail Funds starting in April 2002 and ultimately remained in all such prospectuses until at least November 2003. The language was later changed in the Massachusetts Investors Trust Prospectus by amendment dated January 1, 2004.

21. Daniel Calugar ("Calugar") is a resident of Las Vegas, Nevada and Los Angeles California. At all relevant times, he was the President and 95% owner of Security Brokerage, Inc. Security Brokerage, Inc. was, at all relevant times, a broker-dealer firm registered with the SEC and located in Las Vegas, Nevada. On September 19, 2003, Security Brokerage, Inc. filed Form BDW with the SEC seeking to withdraw its broker-dealer registration. On or about December 22, 2003, the SEC filed a complaint for violations of the federal securities laws against Calugar and Security Brokerage, Inc.. As further described below, the complaint included late trading and market timing violations in MFS mutual funds.

FACTUAL BACKGROUND

22. This action arises from one family of mutual funds' examples of improper trading practices recently revealed to have been endemic in the mutual fund industry in the past few years. In particular, two schemes have been uncovered recently that have incrementally deprived investors of millions and potentially billions of dollars of their hard-earned monies that they invested in mutual funds, traditionally viewed as a relatively safe investment whereby risk is diffused across a spectrum of holdings of individual securities. Mutual funds have long been the repository of family savings, as well as savings for college and retirement. The general theory behind investing in mutual funds is that it is better to diversify than to concentrate risk, and to

entrust one's funds to the management skills of trustworthy, full-time investment professionals, for a small management fee, than to undertake to manage the individual stocks oneself.

23. However, contrary to the fundamental purpose of the federal securities laws, and one of the very backbone principles of the securities industry – ensuring that there is a level playing field for investors, large and small – the schemes that have been uncovered show that larger institutions improperly used their size, access to and influence with mutual fund managers to manipulate the market rules and obtain great gains for themselves, at the direct expense of other investors in such funds, such as the plaintiff in this action, who invest long-term, and lawfully.

24. Thus, as reported in a September 3, 2003 announcement by New York State Attorney General Eliot Spitzer, one such institution improperly wielding influence, a hedge fund, Canary Capital Partners, LLC ("Canary"), agreed to pay $40 million to settle charges that it invested in certain mutual funds in exchange for an opportunity to make illegal and improper trades in the funds' shares, at the expense of the other mutual fund shareholders, with the active assistance and full complicity of the mutual funds themselves and their managers, notwithstanding that they owe fiduciary duties toward their other shareholders. However, as revealed by Attorney General Spitzer, Canary was by no means alone in engaging in these schemes, because this practice had become rampant in the industry, though, until recently, undetected by regulators.

25. Certain influential investors perpetrated two improper schemes from at least from 1999 to 2003, with the assistance and/or complicity of mutual funds and their management companies, who violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

26. The first scheme was the illegal "late trading" of mutual fund shares. As described more fully below (and as set forth in the Massachusetts Investors Trust Prospectus as quoted above), the daily price of mutual fund shares is generally calculated as of 4:00 p.m. (EST), as part of a practice known as "forward pricing." Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. (EST) on a particular day receive that day's price. Any orders placed after 4:00 p.m. (EST) are priced using the following day's price. In violation of this rule, Canary, Calugar and other large investors entered into agreements with certain financial institutions that allowed orders they placed after 4:00 p.m. on a given day to receive that day's price, as opposed to the next day's price, thereby enabling such investors to capitalize on post-4:00 p.m. information, while those who bought their mutual fund shares lawfully could not. This practice has been analogized to "betting today on yesterday's horse races."

27. The second scheme involved so-called "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares, designed to exploit inefficiencies in the way mutual fund companies price their shares.

28. It is widely acknowledged that "timing" inures to the detriment of long-term shareholders, and for this reason mutual fund prospectuses – such as the Massachusetts Investors Trust Prospectus as quoted above – typically assure investors that timing is monitored and that the funds work to prevent it. In fact, many mutual fund companies have employees (known as "timing police") charged with identifying "timers" and stopping their short-term trading activity. Nonetheless, in exchange for investments that will increase fund managers' fees, fund managers have at times entered into undisclosed agreements that allowed market timers to be exempt from the their funds' timing rules and the "timing police."

29. As a result of "late trading" and "timing" of mutual funds, certain favored investors, the mutual fund companies and their intermediaries all profited handsomely at the direct expense of long-term mutual fund investors such as the plaintiff in this action. The favored investors' excess profits from "timing" came dollar-for-dollar out of the pockets of long-term, honest investors.

Late Trading

30. Late trading exploits the way in which mutual funds set their prices. As discussed above, mutual funds are valued once a day, usually at 4:00 p.m. (EST), when the New York market closes. The price, or NAV, reflects the closing prices of the securities comprising a fund's portfolio, along with the value of any cash maintained for the fund. A mutual fund stands ready to buy or sell ("redeem") its shares at the NAV with the public all day, any day. However, unlike stock prices, mutual fund prices do not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff receive that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This "forward pricing" became law in 1968.

31. "Forward-pricing" ensures fairness and a level playing field for investors. Mutual fund investors do not know the exact price at which their orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes at 4:00 p.m. that day. Thus, all investors have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor has (or is supposed to have) the benefit of "post-4:00 p.m. information" prior to making an investment decision. The reason for this is clear when one considers a typical situation where there is an event after the 4:00 p.m. market close

(such as a positive earnings announcement), which makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. In such a case, forward pricing ensures fairness: those who bought the fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day, when the market will have digested the news and reflected its impact in (i) higher prices for the stock held by the fund, and therefore (ii) a higher NAV for the fund.

32. An investor who can avoid forward pricing and buy at the prior NAV has a significant trading advantage, since he can wait until after the market closes for significant news to come out, and then buy the fund at the old, low NAV, which does not yet reflect the positive news, at essentially no risk. When the market rises the next day, the investor can pocket the profit made on this arbitrage based solely on the privilege of trading on the "stale" NAV.

33. The "late trader's" arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. Essentially, the late trader is being allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone wholly to the fund's buy-and-hold investors. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock, or use cash on hand – stock and cash that used to belong to the long-term investors – to give the late trader his gain. Thus, putting aside the investment results of the mutual fund for the brief time that the late trader actually holds it, the late trader's gain is the long-term investors' loss. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17.C.F.R. §270.22c-1(a).

Timing

34. As discussed above, mutual funds are meant to be long-term investments. They are designed for buy-and-hold investors, and thus are the favored repository for long-term, goal-oriented investment accounts. In spite of this, quick-turnaround traders frequently try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

35. "Timers" seek to capitalize on the fact that some funds use "stale" prices to calculate the value of securities held in their portfolio, *i.e.*, prices that do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. Frequent trading in and out of a fund to take advantage of stale prices is called "timing" or "market timing".

36. Like late trading, effective timing captures an arbitrage profit, which comes dollar-for-dollar from the pockets of funds' long-term investors. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; and as a result the next day's NAV is reduced for those who are still in the fund. Conversely, if the timer sells short on days market prices are falling the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

37. Besides obtaining the benefit of the wealth transfer of arbitrage (known as "dilution"), timers also harm their target funds and the funds' shareholders in many other ways. Among other things, they impose their transaction costs on long-term investors. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. As a result, fund managers often seek to minimize the disruptive impact of timers by keeping cash on

hand to pay out the timers' profits without having to sell stock. However, such efforts by fund managers to counter the ill effects of "timing" on their funds do not eliminate the transfer of wealth out of the mutual fund caused by timing; they only reduce the administrative cost of those transfers. Moreover, this can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of putting that money to use in a rising market. Fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs.

38. As noted above, mutual fund managers are well aware of the damaging effect that timers have on their funds. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. *See* Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) *35*, http://faculty.gsb.stanford.edu/-zitzewitz/Research/arbitrage/002. pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are readily apparent. Moreover, there are several ways of reducing timing.

39. For example, fund managers can simply to reject timers' purchases. Alternatively, the can assess short-term trading fees ("early redemption fees") to discourage timing by effectively wiping out the arbitrage that timers exploit. Early redemption fees typically go directly into the affected fund to reimburse it for the costs of short-term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the

timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obligated to use their best efforts to employ these and other available tools to protect their customers from the dilution that timing causes.

40. Notwithstanding the clear harm that timing causes, and their ability to effectively prevent large-scale timing, fund managers nonetheless sometimes succumb to financial incentives to allow their fund to be timed. Typically, a single management company sets up a number of mutual funds to form a family -- as here the MFS family contains scores of funds. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically -- as they are in this case -- employees of the management company rather than the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each fund investor, both under the common law and under the Investment Company Act.

41. The management company makes its profit from fees it charges the funds for financial advice and other services. Such fees -- as in this case -- are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Knowing this, the timer frequently offers the manager more assets in exchange for the right to time. Fund managers have caved in to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

42. It has only recently become public that from at least 2000 to 2003, favored investors entered into agreements with certain mutual fund families, including the MFS family, allowing

them to time many different mutual funds. Typically, the favored investors, which often were hedge funds, agreed with the mutual fund managers on the target funds to be timed, then moved money among those funds, and another "resting place," such as a money market or similar fund, in the same family. By keeping their money – often many millions of dollars – in the mutual family, the hedge funds or other favored investors assured the managers that they would receive management and other fees on the amount, whether it was in one of the target funds, or the "resting fund." Moreover, sometimes the managers would waive any applicable early redemption fees. In such manner, the managers would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

43. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund managers' financial vehicles (*e.g.*, a bond or hedge fund run by the same management) that also assured a steady flow of fees.

44. Until recently, commencing with the regulatory action by the New York Attorney General, such arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses – including those for the MFS funds, as quoted above -- explicitly assured investors that the fund managers discouraged and worked to prevent mutual fund timing.

45. Hedge funds and other favored investors realized tens of millions of dollars in profits as a result of these timing arrangements. In many cases, as in this case involving MFS, these profits also reflected late trading.

ADDITIONAL SUBSTANTIVE ALLEGATIONS

46. On December 9, 2003, The New York Times reported that MFS had "allowed privileged clients to trade quickly in and out of its biggest funds while saying it restricted the practice for the vast majority of its shareholders, according to a memorandum from a senior company official". As stated in the Times article:

> The memorandum shows that in 2001, executives at MFS essentially created two classes of funds – a small group of large funds that would accept rapid-fire trades, a practice known as market timing, and a larger group of international funds that would not. At no time, though, did MFS change the language in its prospectuses, which said that market timing was not permitted in any of its funds.

The Times reported that the SEC had recommended an enforcement action against MFS for false and misleading disclosures about market timing.

47. The Times reported that the memo in question had been sent to brokers that sold MFS funds in early 2001, and that it said (in contrast to the prospectus language quoted above):

> **Unrestricted Funds**
> **MFS Funds which, at present, plan to continue to allow future exchanges even if a pattern of excessive trading has been detected.** This list may be changed, with funds added or removed, depending on future volume, sales and exchange activity. [Bold added.]

As reported in the Times, a list of eleven MFS funds: five equity funds [including Massachusetts Investors Trust] and six bond and money market funds followed this language in the MFS memo.

48. On December 8, 2003, MFS stated in a letter to its clients that it was cooperating with the SEC concerning a potential civil enforcement action. It also stated:

> **Until recently, MFS did not monitor daily the trading activity in 11 domestic large-cap and high-grade bond funds.** [Bold added.]

49. On January 23, 2003, The Wall Street Journal reported that an MFS internal company inquiry had found that MFS mutual fund shareholders such as the plaintiff had suffered about $100 million in losses because of "fast-moving investors" who engaged in improper "late trades". The Journal stated that MFS had determined that investors made the improper trades through more than ten different broker dealers, including Security Brokerage, Inc. and the clearing arms of Bank of America Corporation and Bear Stearns Companies. The Journal further reported that the $100 million figure was "also roughly equal to the profits the company believes late traders made in its funds".

50. On or about December 22, 2003, the SEC filed a civil fraud complaint for violations of the federal securities law against Calugar and Security Brokerage, Inc. in connection with their trading activities in mutual funds, primarily in the MFS family and in the Alliance family. As charged in the SEC complaint, Calugar, trading through Security Brokerage, Inc., "engaged in a scheme involving market timing of various mutual funds using investments totaling between $400-500 million", and Calugar also engaged for at least two years in late trading of MFS and Alliance funds. The SEC alleged that Calugar and Security Brokerage, Inc. made trading profits of $175 million from their market timing and late trading at Alliance and MFS, and that the funds "profited by way of increased advisory and other fees".

51. In a press release dated December 23, 2003 announcing the civil fraud action against the Calugar entities, the SEC stated that it had applied to the court for emergency relief after learning that on December 18, 2003 Calugar had "transferred $50 million of proceeds from his scheme out of MFS".

52. On February 5, 2004 New York State Attorney General Spitzer and the SEC issued separate press releases stating that they, along with the New Hampshire Bureau of Securities Regulation, had settled enforcement proceedings against MFS.

53. As stated in the press release of the New York State Attorney General, that office's investigation had found that MFS had violated New York's Martin Act by stating in its prospectuses that MFS did not permit "market timing or other excessive trading practices" while, in fact, "from at least late 1999 to 2003, some MFS funds were open to market timers and were being heavily timed". The New York State Attorney General's press release also stated that MFS had agreed to cut its management fees prospectively over the next five years by an estimated $125 million.

54. In its press release, the SEC stated that it had settled an enforcement action against MFS, Ballen and Parke "for violating federal securities laws by allowing widespread market timing trading in certain MFS mutual funds in contravention of those funds' public disclosures". The SEC reported that it had censured MFS and ordered it to pay $225 million, consisting of $175 million in disgorgement and $50 in penalties. It further stated that its Order required MFS to "undertake certain compliance and mutual fund governance reforms designed to enhance the independence of mutual fund boards of trustees and strengthen oversight of MFS' compliance with the federal securities laws".

55. The SEC press release further stated that, for their roles in the misconduct, the SEC had prohibited Ballen and Parke, among other things, from serving as an officer or director of any investment adviser and from serving as an employee, officer or trustee of any registered

investment company for three years, and that it had also had ordered each to pay a penalty of $250,000 and to disgorge over $50,000 in "ill-gotten gains".

56. As stated in the SEC press release:

> According to the Commission Order, **beginning in late 1999, MFS began including disclosures in its retail mutual fund prospectuses that prohibited market timing trading in those funds. Contrary to those disclosures, MFS internally categorized certain of its retail funds as "Unrestricted Funds" with respect to market timing, and knowingly permitted widespread market timing in these funds.** Ballen and Parke implemented MFS's undisclosed policy permitting market timing trading in its Unrestricted Funds during the same time that they signed registration statements for these funds that stated they prohibited market timing. [Bold added.]

57. The SEC press release described certain of the findings in its Order as follows:

> • **Beginning as early as September 1999, the MFS Retail Funds, including the Unrestricted Funds, adopted the following disclosure concerning market-timing it their prospectuses: "The MFS Funds do not permit market-timing or other excessive trading practices." In April 2002, MFS began to modify the foregoing prospectus disclosure in its MFS Retail Funds with the following statement: "The MFS Funds do not permit market timing or other excessive trading practices that may disrupt portfolio management strategies and harm fund performance." This modified language appeared in the prospectuses for all MFS Retail Funds until at least November 2003.**
>
> • **The MFS prospectus disclosures described above were misleading because MFS permitted widespread market timing trading in its Unrestricted Funds from at least late 1999 through October 2003.** According to internal estimates reported to Ballen and Parke in September 2003, **known market timers at MFS held approximately $2 billion in assets as of May 31, 2003.** This amount constituted approximately 5 percent of all assets in MFS's Unrestricted Funds ...
>
> • **MFS not only permitted market timing in its Unrestricted Funds, but it also directed known market timers into its Unrestricted Funds.**
>
> ...

• Late traders, or those who place mutual fund trades after the close of the market but illegally receive fund prices calculated for trades placed prior to the market's close, were among those engaging in excessive market timing trades in the Unrestricted Funds. ... **It appears that the majority of the harm caused to shareholders in the Unrestricted Funds was the result of illegal late trading by a number of market timers.** ... [Bold added.]

58. The SEC Order Instituting Administrative Proceedings, etc. dated February 5, 2004, at Paragraph 9, specifically identified the group of MFS Retail Funds constituting the "Unrestricted Group" as:

- MFS Emerging Growth Fund
- MFS Research Fund
- MFS Value Fund
- **Massachusetts Investors Trust**
- Massachusetts Investors Growth Stock Fund
- MFS Total Return Fund
- MFS Government Securities Fund
- MFS Government Mortgage Fund
- MFS Bond Fund
- MFS Money Market Fund
- MFS Cash Reserves Fund [Bold added.]

59. The SEC Order (at Paragraph 18) made a further factual finding that:

Ballen approved the MFS policy permitting market timing in the Unrestricted Funds. In addition, in consultation with portfolio managers, he made the initial determination of which funds to designate as Unrestricted Funds. He was also involved in the process by which certain large-dollar market timing transactions in the Unrestricted Funds were approved. **Thus, Ballen played a significant role in creating and applying MFS's internal policy permitting market timing in Unrestricted Funds.** [Bold added.]

60. The SEC Order (at Paragraph 19) made the further factual finding concerning Ballen:

Throughout the relevant period, Ballen reviewed certain of the MFS Retail Fund prospectuses, including the disclosures regarding market timing, before their dissemination. In addition, Ballen signed two registration statements for the Unrestricted Funds in 2001, all but one of the Unrestricted Funds' registration statements in 2002, and all of the registration statements for those funds in 2003. **Thus, Ballen knew or recklessly disregarded that disclosures made in MFS Retail Fund prospectuses about market timing from September 1999 through October 2003 were misleading.** [Bold added.]

61. The SEC Order (at Paragraph 20) made a further factual finding that:

Parke also played a significant role in shaping and applying MFS's policy permitting market timing in the Unrestricted Funds. Parke had primary responsibility for determining which funds, previously designated as Unrestricted Funds by Ballen, should continue to be designated as Unrestricted Funds. **Parke also reviewed MFS's internal market timing policies in mid-January 2003 and affirmatively decided not to make changes to the policies at that time. Parke also approved certain high-dollar market timing transactions.** [Bold added.]

62. The SEC Order (at Paragraph 21) made a further factual finding concerning Parke:

Throughout the relevant period, Parke was aware of the MFS Retail Fund prospectus disclosures regarding market timing. In addition, Parke signed all but one of the registration statements for the Unrestricted Funds in 2002 and all of the registration statements for those funds in 2003. **Thus, Parke knew or recklessly disregarded that disclosure statements made in MFS Retail Fund prospectuses about market timing from September 1999 through October 2003 were misleading.** [Bold added.]

63. Under the heading "Harm to the Funds", the SEC Order (at Paragraph 24(c)) stated:

An MFS Fund known as the Massachusetts Investor [sic] Trust Fund ("MIT") suffered disruption from market timing starting at least in the spring of 2003 and continuing at least to August 2003. In or about April 2003, the portfolio manager of MIT informed Parke that **MIT on one occasion had been forced to draw on its line of credit as a result of market timing activity** in the fund. On April 17, 2003, the same individual notified Parke by email of **continuing activity from market timers that was resulting in large swings in cash flow in MIT.** In about May and June 2003, MIT continued to experience cash flow problems as a result of market timers, including additional **days on which the fund experienced disruptions resulting from redemption requests by market timers leaving the fund. Market timing activity continued in the MIT fund through at least August 2003.** [Bold added.]

64. The SEC Order (at Paragraph 25(a)) made further factual findings concerning the harm to the Massachusetts Investors Trust and the other affected MFS funds:

> As early as June 2000, a senior MFS employee included in a presentation a chart entitled "Market Timing Wheel of Terror." The presentation warned that **"[l]ong term investors are being penalized"** by market timers and recommending specific actions to eliminate timing in all of MFS's funds, including a recommendation to notify brokers that MFS would not accept any market timing assets. [Bold added.]

65. The SEC Order (at Paragraph 26) made a further factual finding that a majority of the harm caused to the shareholders in the Unrestricted Funds was caused by late traders:

> Late traders, or those who place mutual fund trades after the close of the market but illegally receive fund prices calculated for trades placed prior to the market close, were among those engaging in excessive trades in the Unrestricted Funds. Certain late traders reaped substantial profits from their transactions in the Unrestricted Funds. **Indeed, it appears that the majority of the harm caused to shareholders in the Unrestricted Funds was the result of illegal late trading by a number of market timers.** ... [Bold added.]

66. Under the heading "Respondents Benefitted from Market Timing" the SEC Order (at Paragraph 27) made the following additional factual findings:

> **Acceptance of market timing money was profitable to MFS as it generated millions of dollars in management fees. Such fees are based on a percentage of assets under management.** Thus, MFS received advisory fees on market timing assets that it would not otherwise have received had MFS barred market timing pursuant to the policy stated in its prospectus. **Respondents Ballen and Parke also benefitted from approving the receipt of market timing assets. Because the MFS bonus pool during the relevant period was determined as percentage of MFS income, increased management fees generated by investment of market timing money increased the size of the bonus pool paid to MFS employees, including Parke and Ballen.** Over the course of four years this increased the bonuses paid to Ballen by $57,736.56 and the bouses paid to Parke by $58,853.02. [Bold added.]

67. By virtue of the above, MFS violated its fiduciary duties of candor in the form of full and fair disclosure, of loyalty and of care to the Massachusetts Investors Fund and its law-abiding investors.

68. Acting through and with full knowledge of its two senior officers, Ballen and Parke, MFS violated its duty of candor in the form of full and fair disclosure by claiming in its prospectus that it prohibited market timing, while at the same permitting certain favored investors to engage in that activity for their private gain. Indeed, as discussed above, those favored investors who did the most harm to the plaintiff's fund and the other Unrestricted Funds were engaged in market timing through the clearly illegal activity of late trading.

69. Acting through and with full knowledge of its two senior officers, Ballen and Parke, MFS violated its duty of loyalty by placing its own (and their) interests in management fees above the interests of the fund and its law -abiding investors. As fiduciaries to the Massachusetts Investors Fund and its investors, they had the duty to treat all such investors equally, and not to favor some such investors to the detriment of others. Here, they favored certain well-placed clients to the detriment of innocent investors like the plaintiff and the vast majority of other shareholders of the Massachusetts Investors Fund.

70. Acting through and with full knowledge of its two senior officers, Ballen and Parke, MFS violated also its duty of care by failing to monitor market timing and late trading in the Massachusetts Investors Fund and the other Unrestricted Funds, notwithstanding its statements in the funds' prospectuses that it was doing so.

71. The result was damage to the Massachusetts Investors Trust, and to the vast majority of its shareholders, for the reasons described above. Further, while MFS (and Ballen and Parke)

have been directed to pay substantial amounts in disgorgement and penalties by the SEC, and in connection with the settlements with the New York State and New Hampshire authorities, such payments are not expected to result in a full refund by MFS of the advisory fees that it received from the Massachusetts Investors Trust for the past year.

COUNT I

PURSUANT TO SECTION 36(b) OF THE INVESTMENT COMPANY ACT

72. The plaintiff repeats the above paragraphs.

73. By virtue of the above, including the actions by the defendant that constituted breaches of fiduciary duty within the meaning of the Investment Company Act, the plaintiff is entitled to an award of damages on behalf of the Massachusetts Investors Trust pursuant to §36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b), in the amount of the advisory fees paid to the defendant by the Massachusetts Investors Trustin the year preceding the day on which this action is commenced.

WHEREFORE, the plaintiff demands judgment as follows:

A. Awarding damages on behalf of the Massachusetts Investors Trust pursuant to §36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b), in the amount of the advisory fees paid to the defendant by the Massachusetts Investors Trust in the year preceding the day on which this action is commenced;

B. Awarding the plaintiff his reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

C. Awarding such other and further relief as the Court may deem just and proper.

JURY DEMAND

The plaintiff hereby demands a trial by jury on all issues so triable.

Dated: February 12, 2004

LAW OFFICE OF KLARI NEUWELT

Klari Neuwelt (KN-5631)
110 East 59th Street, 29th Floor
New York, NY 10022
Telephone: (212) 593-8800
Fax: (212) 593-9131

Attorneys for Plaintiff

2/18/04 DB

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

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JULIET RINTOUL, on behalf of herself and all others similarly situated, Plaintiff, - against - MASSACHUSETTS FINANCIAL SERVICES COMPANY, MFS INVESTMENT MANAGEMENT, SUN LIFE FINANCIAL INC., MFS CAPITAL OPPORTUNITIES FUND, MFS CORE GROWTH FUND, MFS EMERGING GROWTH FUND, MFS GROWTH OPPORTUNITIES FUND, MFS LARGE CAP GROWTH FUND, MFS MANAGED SECTORS FUND, MFS MID CAP GROWTH FUND, MFS NEW DISCOVERY FUND, MFS NEW ENDEAVOR FUND, MFS RESEARCH FUND, MFS STRATEGIC GROWTH FUND, MFS TECHNOLOGY FUND, MASSACHUSETTS INVESTORS GROWTH STOCK, MFS MID CAP VALUE FUND, MFS RESEARCH GROWTH AND INCOME FUND, MFS STRATEGIC VALUE FUND, MFS TOTAL RETURN FUND, MFS UNION STANDARD EQUITY FUND, MFS UTILITIES FUND, MFS VALUE FUND, MASSACHUSETTS INVESTORS TRUST, MFS AGGRESSIVE GROWTH ALLOCATION FUND, MFS CONSERVATIVE ALLOCATION FUND, MFS GROWTH ALLOCATION FUND, MFS MODERATE ALLOCATION FUND, MFS BOND FUND, MFS EMERGING MARKETS DEBT FUND, MFS GOVERNMENT LIMITED MATURITY FUND, MFS GOVERNMENT MORTGAGE FUND, MFS GOVERNMENT SECURITIES FUND, MFS HIGH INCOME FUND, MFS HIGH YIELD OPPORTUNITIES FUND, MFS INTERMEDIATE INVESTMENT GRADE BOND FUND, MFS LIMITED	:	Case No. 04 CV 01045 CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

MATURITY FUND, MFS RESEARCH BOND :
FUND, MFS STRATEGIC INCOME FUND, :
MFS ALABAMA MUNICIPAL BOND FUND, :
MFS ARKANSAS MUNICIPAL BOND FUND, :
MFS CALIFORNIA MUNICIPAL BOND FUND, :
MFS FLORIDA MUNICIPAL BOND FUND, :
MFS GEORGIA MUNICIPAL BOND FUND, :
MFS MARYLAND MUNICIPAL BOND FUND, :
MFS MASSACHUSETTS MUNICIPAL BOND :
FUND, MFS MISSISSIPPI MUNICIPAL BOND :
FUND, MFS MUNICIPAL BOND FUND, MFS :
MUNICIPAL LIMITED MATURITY FUND, :
MFS NEW YORK MUNICIPAL BOND FUND, :
MFS NORTH CAROLINA MUNICIPAL BOND :
FUND, MFS PENNSYLVANIA MUNICIPAL :
BOND FUND, MFS SOUTH CAROLINA :
MUNICIPAL BOND FUND, MFS TENNESSEE :
MUNICIPAL BOND FUND, MFS VIRGINIA :
MUNICIPAL BOND FUND, MFS WEST :
VIRGINIA MUNICIPAL BOND FUND, :
MFS EMERGING MARKETS EQUITY FUND, :
MFS GLOBAL EQUITY FUND, MFS GLOBAL :
GROWTH FUND, MFS GLOBAL TOTAL :
RETURN FUND, MFS INTERNATIONAL :
GROWTH FUND, MFS INTERNATIONAL :
NEW DISCOVERY FUND, MFS :
INTERNATIONAL VALUE FUND, MFS :
RESEARCH INTERNATIONAL FUND, MFS :
CASH RESERVE FUND, MFS GOVERNMENT :
MONEY MARKET FUND, MFS FIXED FUND :
(collectively, the "MFS Funds"), MFS SERIES :
TRUST, MFS SERIES TRUST I, MFS SERIES :
TRUST II, MFS SERIES TRUST III, MFS :
SERIES TRUST IV, MFS SERIES TRUST V, :
MFS SERIES TRUST VI, MFS SERIES TRUST :
VII, MFS SERIES TRUST VIII, MFS SERIES :
TRUST IX, MFS SERIES TRUST X, and MFS :
SERIES TRUST XI, :
:
Defendants. :
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Plaintiff, individually and on behalf of all others similarly situated, by her attorneys, alleges the following based upon the investigation of her counsel, except as to allegations specifically pertaining to plaintiff and her counsel, which are based on personal knowledge. Plaintiff's investigation included, among other things, a review of the public announcements made by defendants, press releases, and media reports regarding defendants, as well as a review of Securities and Exchange Commission ("SEC") filings by, or on behalf of, defendants, and various court filings.

This is a class action brought on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed, or owned shares of one or more of the MFS Funds (as defined in the above caption), between December 15, 1998 and December 7, 2003, for violations of the federal securities laws and the common law.

JURISDICTION AND VENUE

1. This action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. §§ 77(k) and 77(o), Section 10(b) of the Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78j(b), and SEC Rule 10b-5, 17 C.F.R. § 240.10b-5, promulgated thereunder, and the common law.

2. The jurisdiction of this Court is based on Section 27 of the Exchange Act, 15 U.S.C. § 78aa; Section 22 of the Securities Act, 15 U.S.C. § 77v; 28 U.S.C. § 1331 (federal question jurisdiction); and 28 U.S.C. §1367 (supplemental jurisdiction).

3. Venue is proper in this District as many of the acts, transactions, and conduct alleged herein, including the dissemination to the investing public of the misleading statements at issue, occurred in substantial part in this District. Moreover, the investigation by New York Attorney General Elliot Spitzer into the mutual fund industry relating to the unlawful practices alleged herein

was initiated and is focused in this District.

4. In connection with the acts and conduct alleged in this Complaint, the defendants, directly or indirectly, used the mails and instrumentalities of interstate commerce.

PARTIES

5. Plaintiff Juliet Rintoul purchased shares of the MFS Lifetime Dividend Plus Trust (the name of which was later changed to the MFS Total Return Fund - A) pursuant to registration statements and prospectuses therefor, as set forth in her Certification annexed hereto, during the Class Period. Plaintiff has been damaged by defendants' wrongful conduct as set forth below.

6. Defendant Sun Life Financial Inc. ("Sun Life") is a financial services company and the ultimate parent of defendants bearing the name of the Massachusetts Financial Services Company. Massachusetts Financial Services Company ("MFS Company") is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holding, Inc., an indirect wholly-owned subsidiary of Sun Life.

7. Defendant MFS Company is a subsidiary of Sun Life and offers investments and money management services. MFS Company managed and advised the MFS Funds during the Class Period. MFS Company has ultimate responsibility for overseeing the day-to-day management of the MFS Funds. MFS Company conducts its investment advisory business under the name MFS Investment Management. (As a result, MFS Company and MFS Investment Management are referred to interchangeably throughout).

8. MFS Series Trust, MFS Series Trust I, MFS Series Trust II, MFS Series Trust III, MFS Series Trust IV, MFS Series Trust V, MFS Series Trust VI, MFS Series Trust VII, MFS Series Trust VIII, MFS Series Trust IX, MFS Series Trust X, and MFS Series Trust XI are the registrants

and issuers of the MFS Funds and are collectively referred to herein as the "MFS Funds Registrants."

NATURE OF THE ACTION AND FACTUAL BACKGROUND

9. This class action concerns improper trading practices in the mutual fund industry generally, and relating to the defendants herein specifically. In particular, two schemes have been uncovered recently which have incrementally deprived investors of millions and potentially billions of dollars of their hard-earned monies which they invested in mutual funds, traditionally viewed as a relatively safe investment whereby risk is diffused across a spectrum of holdings of individual securities, and which have long been the repository of family savings, along with savings for college and retirement. The general theory behind investing in mutual funds is that it is better to diversify than to concentrate risk, and to entrust one's funds to the management skills of trustworthy, full-time investment professionals, for a small management fee, than to undertake to manage the individual stocks oneself.

10. Mutual fund companies, such as MFS Company, have allowed influential institutional investors to perpetrate "late trading" and "market timing" schemes, which negatively impacted defendants' other customers, in return for substantial fees and other income for themselves and their affiliates. These schemes act in a way contrary to the purposes of the federal securities laws, and one of the very backbone principles of the securities industry – ensuring that there is a level playing field for each investor, large and small.

11. Thus, in a September 3, 2003 announcement by the New York State Attorney General, one such institution improperly wielding influence, hedge fund Canary Capital Partners, LLC ("Canary"), agreed to pay $40 million to settle charges that it invested in certain mutual funds, in exchange for an opportunity to make illegal and improper trades in the funds' shares, at the

expense of the other mutual fund shareholders, with the active assistance and full complicity of the mutual funds themselves, who are charged with fiduciary responsibilities toward their other shareholders. However, as indicated by the New York Attorney General, Canary was by no means alone in employing these schemes with mutual funds, as this practice had become rampant in the industry, though, until recently, undetected by regulators. The schemes employed by MFS Company involve "late trading" and "timing" of mutual funds.

Late Trading

12. The first scheme was the "late trading" of mutual fund shares. As described more fully below, the daily price of mutual fund shares is generally calculated as of 4:00 p.m. EST. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a particular day receive that day's price. Any orders placed *after* 4:00 p.m. EST are priced using the following day's price. However, contrary to this rule, Canary and other large investors agreed with certain financial institutions that orders Canary placed after 4 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This allowed Canary and other large investors using the same technique to capitalize on post- 4:00 p.m. information while those who bought their mutual fund shares lawfully could not. It has been observed that "late trading" can be analogized to "betting today on yesterday's horse races."

13. In sum, late trading exploits the unique way in which mutual funds set their prices. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities comprising a fund's portfolio, along with the value of any cash maintained for the fund. A mutual

fund stands ready to buy or sell ("redeem") its shares at the NAV with the public all day, any day. However, unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff receive that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is known as "forward pricing", which became law in 1968.

14. "Forward-pricing" ensures fairness and a level playing field for investors. Mutual fund investors do not know the exact price at which their orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes at 4 p.m. that day. Thus, all investors have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor has (or is supposed to have) the benefit of "post-4:00 information" prior to making an investment decision. The reason for this is clear when one considers a typical situation where there is an event after the 4 p.m. market close (such as a positive earnings announcement), which makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. In such a case, forward pricing ensures fairness: those who bought the fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day, when the market will have digested the news and reflected its impact in (i) higher prices for the stock held by the fund and therefore (ii) a higher NAV for the fund.

15. An investor who can avoid forward pricing and buy at the prior NAV has a significant trading advantage, since he can wait until after the market closes for significant news such as a positive earnings announcement to come out, and then buy the fund at the old, low NAV which does

not yet reflect the positive news, at essentially no risk. When the market rises the next day, the investor can pocket the profit made on this arbitrage based solely on the privilege of trading on the "stale" NAV.

16. The "late trader's" arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. Essentially, the late trader is being allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone wholly to the fund's buy-and-hold investors. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that used to belong to the long-term investors – to give the late trader his gain. Thus, putting aside the investment results of the mutual fund for the brief time that the late trader actually holds it, the late trader's gain is the long-term investors' loss. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

17. For example, Canary engaged in late trading on a daily basis from approximately March 2000 until July 2003, targeting dozens of mutual funds and wrongfully obtaining tens of millions of dollars from them. Other hedge funds did the same. During the declining market of 2001 and 2002, hedge funds such as Canary used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. Plaintiff was such an investor.

Market Timing

18. Mutual funds are generally meant to be long-term investments. They are designed for buy-and-hold investors, and thus are the favored repository for long-term goal-oriented investment accounts. In spite of this, quick-turnaround traders frequently try to trade in and out of

certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

19. "Timers" seek to capitalize on the fact that some funds use "stale" prices to calculate the value of securities held in their portfolio, prices which do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Due to time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his fund to calculate an NAV at 4:00 p.m. in New York, he is relying on market information that is fourteen hours old. Any positive market moves during the New York trading day that will likely cause the Japanese market to rise when it later opens will not be reflected in the "stale" Japanese prices, and thus the overall fund's NAV will be artificially low. In sum, the NAV does not reflect the true current market value of the stocks the fund holds. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitrage." Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

20. Another type of timing is possible in mutual funds containing illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open to being timed. This is sometimes known as "liquidity arbitrage."

The Adverse Effects of "Timing"

21. Effective market timing captures an arbitrage profit, which comes dollar-for-dollar from the pockets of the long-term investors. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up. As a result, the next day's NAV is

reduced for those who are still in the fund. Conversely, if the timer sells short on days market prices are falling, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

22. Besides the wealth transfer of arbitrage (known as "dilution"), timers also harm their target funds and the funds' shareholders in many other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time or may result in managers having to sell stock into a falling market. As a result, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by fund managers to counter the ill effects of "timing" on their funds do not eliminate the transfer of wealth out of the mutual fund caused by timing. Rather, they only reduce the administrative cost of those transfers. Moreover, this can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of putting that money to use in a rising market. Fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly-stated investment strategy of their funds and incurring further transaction costs.

23. Mutual fund managers are well aware of the damaging effect that timers have on their funds. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. *See* Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds* (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds

are easily apparent. Moreover, mutual fund managers have several ways, if they wish, of fighting back against timers.

24. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value," and eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

Improper Implementation of "Timing"

25. Notwithstanding the clear harm that timing causes, and the relative ease of implementing controls to prevent large-scale timing, fund managers nonetheless sometimes succumb to incentives to allow their fund to be timed. Typically, a single management company sets up a number of mutual funds to form a family. While each mutual fund is its own company, as a practical matter, the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company and its trustees owe fiduciary duties to each fund and each investor.

26. The management company makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Knowing this, the timer

frequently offers the manager more assets in exchange for the right to time. Fund managers have "caved in" to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

27. Under "timing" schemes, larger institutional investors agree with mutual fund managers on the target funds to be timed, then move money among those funds into another "resting place," such as a money market or similar fund in the same family. By keeping their money (often many millions of dollars) in the mutual fund family, the larger investor assures the manager that he or she will receive management and other fees on the amount. Moreover, sometimes the manager will waive any applicable early redemption fees, thus directly depriving the fund of money that would have partially reimbursed the fund for the impact of timing.

28. As an additional inducement for allowing the timing, fund managers often receive "sticky assets." These are typically long-term investments made not in the mutual fund in which the timing activity is permitted, but in one of the fund manager's financial vehicles (*e.g.*, a bond or hedge fund run by the manager) that assures a steady flow of fees to the manager.

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action on her own behalf and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons, other than defendants and their affiliates who acquired, redeemed, or owned shares of one or more of the MFS Funds between December 15, 1998 and December 7, 2003, inclusive (the "Class Period"), pursuant to a prospectus, and were damaged by defendants' wrongful conduct described herein (the "Class").

30. Members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and only can be

ascertained through appropriate discovery, plaintiff believes there are hundreds or thousands of Class members who acquired, redeemed, or held shares in any of the MFS Funds during the Class Period. As of December 12, 2003, MFS Company had approximately $134 billion in funds under management.

31. Common questions of law and fact exist as to all Class members and predominate over any questions affecting only individual members of the Class. Among the common questions of law and fact are:

(a) Whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) Whether the registration statements and prospectuses at issue omitted and/or misrepresented material facts about the offering of the MFS Funds' shares; the management, operations, and policies relating to the exchange and/or trading activity of the MFS Funds; market timing relating to the MFS Funds; and redemption fees relating to the MFS Funds;

(c) Whether defendants breached their fiduciary duties to plaintiff and the Class;

(d) Whether defendants participated in the course of conduct complained of herein; and

(e) Whether plaintiff and the other members of the Class sustained damages because of defendants' conduct, and if so, the appropriate measure of such damages.

32. Plaintiff's claims are typical of the claims of the other members of the Class. Plaintiff and the other Class members have sustained damages that arise from, and were caused by, defendants' unlawful activities alleged herein. Plaintiff does not have interests antagonistic to, or in conflict with, the other members of the Class.

33. Plaintiff will fairly and adequately protect the interests of the other members of the Class and has retained competent counsel experienced in class and securities litigation to prosecute this action vigorously.

34. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action. Furthermore, since the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impracticable for the members of the Class to seek redress individually for the wrongs they have suffered.

35. Prior to investing in any of the MFS Funds, including the MFS Total Return Fund - A, plaintiff and each member of the Class were entitled to (and did receive) one of the MFS Funds' Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the MFS Funds' policies on timed trading.

36. The Prospectuses falsely claimed that the MFS Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the March 2003 MFS Conservative Allocation Fund Prospectus contained the following advisory:

> EXCESSIVE TRADING PRACTICES. The MFS funds do not permit market-timing or other excessive trading practices that may disrupt portfolio management strategies and may harm fund performance.

37. Virtually identical language is contained in the Prospectuses for the other MFS Funds. Nevertheless, as described further below, institutional traders were allowed to time the MFS Funds,

subject to such a prospectus.

SUBSTANTIVE ALLEGATIONS

38. From December 15, 1998 to December 7, 2003, inclusive, defendants entered into relationships with large institutional investors to allow them to conduct late trading and for market timing. However, the Prospectuses of the MFS Funds assured investors that its fund managers discouraged and worked to prevent market timing, and late trading is illegal per se.

39. Prior to investing in any of the MFS Funds, including the MFS Total Return Fund - A, plaintiff and each member of the Class were entitled to (and did) receive one of the MFS Funds' Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the MFS Funds' policies on timed trading.

40. The Prospectuses falsely claimed that the MFS Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the March 2003 MFS Conservative Allocation Fund Prospectus contained the following advisory:

> EXCESSIVE TRADING PRACTICES. The MFS funds do not permit market-timing or other excessive trading practices that may disrupt portfolio management strategies and may harm fund performance.

41. Virtually identical language is contained in the Prospectuses for the other MFS Funds. Nevertheless, as described further below, institutional traders were allowed to time the MFS Funds, subject to such a prospectus.

42. As an outgrowth of the ongoing investigation into the mutual fund industry, the MFS family of funds was targeted for investigation. On December 8, 2003, Sun Life issued a press release

in which it announced that the Boston office of the SEC intended to recommend to the SEC that an enforcement action be brought against MFS Company based on allegations that the disclosures in certain of MFS Company's prospectuses concerning market timing were false and misleading and a breach of fiduciary duty.

43. On that same day, MFS Company posted a letter to its investors on its website, where it admitted that it did not monitor trading in eleven MFS Funds for timed trading, claiming that such activity was not detrimental to those funds. The letter stated, as follows:

> To Our Valued Clients:
>
> As you may have heard, MFS has been informed that the staff of the Boston office of the Securities and Exchange Commission (SEC) intends to recommend to the SEC that a civil enforcement action be brought against MFS alleging, in effect, that the disclosure in certain of MFS' fund prospectuses concerning market timing was false and misleading, and breach of fiduciary duty.
>
> We are cooperating fully with the SEC and want to make sure you have a clear understanding of this situation and MFS' procedures designed to prevent excessive trading from disrupting portfolio management and harming fund performance.
>
> First, it is important to note that the SEC notice contains no allegations that any MFS employee was knowingly involved in either late trading or inappropriate personal trading MFS funds.
>
> With respect to market timing, there has been much coverage in the media of investors who seek to trade rapidly in and out of a mutual fund in order to capture profits by exploiting pricing inefficiencies between the fund's shares and the value of the underlying securities in the portfolio. This could happen, for example, in international funds, where time zone differences between markets create opportunities to profit from arbitrage based on 'stale' prices. It can also occur in funds composed of thinly traded asset classes, such as high-yield bonds, and in small-cap stocks, where sudden large cash flows can have an

> immediate impact on prices.
>
> MFS monitored trading in these types of funds daily to prevent harm to fund performance and disruption to portfolio management. MFS identified and cancelled millions of dollars of trades that MFS believed could harm fund performance and disrupt portfolio management, and also used fair value pricing of portfolio securities to lessen the attraction of these funds to market timers.
>
> Until recently, MFS did not monitor daily the trading activity in 11 domestic large-cap stock and high-grade bond funds. MFS believed that daily monitoring with respect to these large and highly liquid funds was unnecessary because MFS concluded that frequent trading in these funds would not be disruptive to portfolio management and harm fund performance. In MFS' judgment, pricing inefficiencies do not exist in these large, highly liquid funds.
>
> Nevertheless, as the mutual fund industry moves to further restrict frequent trading, MFS has decided to monitor trading activity in these 11 funds. MFS now has exchange limits on all 105 funds in the MFS fund family.

44. On December 9, 2003, *The New York Times* reported that MFS Company "allowed privileged clients to trade quickly in and out of its biggest funds while saying it restricted the price for the vast majority of its shareholders, according to a memorandum from a senior company executive." *The New York Times* further reported that the memorandum showed that in 2001, executives at MFS Company essentially created two classes of funds – a small group of large funds that would accept rapid-fire trades, such as market timing – and a larger group of international funds that would not. However, at no time did MFS Company change the language in its prospectuses which stated that it was guarding against market timing in any of its funds.

45. Also on December 9, 2003, *The Wall Street Journal* reported about MFS Company's establishment of an undisclosed policy that permitted market timing in its funds, a policy which

contradicted its public statements to shareholders. The article stated, in relevant part, as follows:

> SEC investigators believe such a written, internal policy was used by MFS to increase its assets under management – and consequently its fees – by attracting investments at a time when its overall business was declining in a bear market, according to people familiar with the matter. Federal investigators believe senior managers at MFS were aware of the policy, these people said.
>
> * * *
>
> Massachusetts securities regulators are also investigating MFS related to testimony from brokers at the former Prudential Securities and an MFS employee told them that certain funds could be market-timed, despite the prospectuses. . . . The funds that MFS allowed to be timed included MFS Emerging Growth Fund. . . . But the Emerging Growth Fund's prospectus states: "The MFS funds do not permit market-timing or other excessive trading practices that may disrupt portfolio management strategies and harm fund performance."

43. On December 12, 2003, MFS Company confirmed that it is under investigation by the New York State Attorney General, who also indicated that he is considering whether to commence an enforcement proceeding against MFS Company relating to its market-timing practices.

44. Not only did MFS fail to monitor timed trading, but as reported by *The Boston Globe* on January 16, 2004, MFS Company actively and "willingly accommodated market timers despite the possible problems the trading could cause for portfolio managers and shareholders." According to the article, in a May 14 e-mail from James V. Fitzgerald, president of MFS Fund Distributors, to MFS Company salespeople and several top executives, he advised, "Effective immediately, MFS will not be taking any new money from market timers. We currently have approximately $1.3 billion in known timer money at MFS."

45. On December 24, 2003, the SEC sent out a press release regarding charges against the owner of a large investment company, accusing him of late trading in MFS Funds:

> Washington, D.C., Dec. 23, 2003 - The Securities and Exchange Commission yesterday filed civil fraud charges against Security Brokerage, Inc. of Las Vegas and its president and majority owner, Daniel Calugar, for their participation in a scheme to defraud mutual fund shareholders through improper late trading and market timing. From at least 2001 to 2003, Calugar, trading through Security Brokerage, reaped profits of approximately $175 million from improper late trading and market timing, principally through mutual funds managed by Alliance Capital Management and Massachusetts Financial Services (MFS). Calugar, age 49, is an attorney with residences in Las Vegas and Los Angeles.

46. Also on January 23, 2004, it was reported that:

> Massachusetts Financial Services Co. has found that investors in its mutual funds lost about $100 million because of illegal "late trading," a report said on Friday, citing people familiar with the matter.
>
> *The Wall Street Journal* reported that MFS found that the trades were made through more than 10 different broker-dealers, including Security Brokerage Inc., and the clearing arms of Bank of America Corp. and Bear Stearns Cos., these people said.
>
> Officials at MFS, a unit of Sun Life Financial Services of Canada Inc., say they didn't know of the late trading and were victims, according to people familiar with the matter. The company expects to take legal action against those who engaged in late trading of its funds, the people said.
>
> Late trading, which involves the buying and selling of mutual funds after markets close, but at that day's prices instead of the next day's prices, is illegal.

COUNT I

AGAINST DEFENDANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

47. Plaintiff repeats and realleges the allegations above as if fully set forth herein.

48. This Count is brought against defendants by plaintiff pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed, or owned shares of one or more of the MFS Funds between December 15, 1998 and December 7, 2003, pursuant to the registration statements and prospectuses for such funds.

49. The registration statements and prospectuses for MFS Funds, when effective, contained false and misleading statements of material fact, and omitted to state facts necessary to make the statements made therein not materially false and misleading, and concealed and failed adequately to disclose material facts as described above. In particular, the registration statements and prospectuses did not warn investors that defendants permitted certain investors to conduct market timing, and/or disregarded such market timing and, indeed, led investors to believe the opposite to be true; namely, that market timing was strictly monitored and prohibited. Moreover, neither the registration statements nor prospectuses disclosed that certain persons or entities were engaged in late trading the MFS Funds.

50. Defendants were responsible for the contents and dissemination of the registration statements and prospectuses for the MFS Funds. Defendants are the issuers of securities within the meaning of Section 11 of the Securities Act.

51. The matters detailed above would have been material to a reasonable person reviewing the registration statements and prospectuses disseminated with respect to the MFS Funds.

52. The defendants did not make a reasonable investigation or have reasonable grounds for the belief that the registration statements and prospectuses for the MFS Funds contained no false and misleading statements or omissions of material fact necessary to make the statements made therein not misleading.

53. This action has been brought within two years after the discovery of the untrue statements and the omissions or after such discovery should have been made by the exercise of reasonable diligence and within five years after the securities were offered to the public.

54. Class members acquired shares issued pursuant to the registration statements and prospectuses of the MFS Funds and acquired shares without knowledge of the untruths or omissions alleged herein. Plaintiff and the Class were damaged by Defendants' violations of § 11 of the Securities Act.

55. By virtue of the foregoing, defendants violated § 11 of the Securities Act.

COUNT II

AGAINST DEFENDANTS SUN LIFE, MFS COMPANY, AND MFS INVESTMENT MANAGEMENT FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

56. Plaintiff repeats and realleges each and every allegation above, as if set forth in full herein.

57. Defendants Sun Life, MFS Company, and MFS Investment Management acted as controlling persons of the MFS Fund Registrants, the registrants and issuers of the MFS Funds, within the meaning of Section 15 of the Securities Act as alleged herein.

58. By virtue of their positions, Sun Life, MFS Company, and MFS Investment Management Trust had the power to influence and control, and did influence and control, directly or indirectly, the MFS Fund Registrants, the registrants and issuers of the MFS Funds, and possessed the power and/or ability to control each of the wrongful acts and practices complained of herein, including the content and dissemination of the various statements which plaintiff contends are false and misleading.

59. As set forth above, defendants violated Section 11 by their acts and omissions as alleged herein. By virtue of their status as controlling persons of the MFS Funds, Sun Life, MFS Company, and MFS Investment Management are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the MFS Funds' shares.

COUNT III

AGAINST ALL DEFENDANTS FOR VIOLATIONS OF SECTION 10(b) OF THE EXCHANGE ACT AND SEC RULE 10b-5

60. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

61. During the Class Period, the defendants carried out a plan, scheme and course of conduct which was intended to (and did) deceive the investing public, including plaintiff and other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase MFS Funds at distorted prices. In furtherance of this unlawful scheme, plan, and course of conduct, defendants took the actions set forth herein.

62. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the MFS Funds, including plaintiff and the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated MFS Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act, and SEC Rule 10b-5 promulgated thereunder.

63. Defendants, individually and in concert, directly and indirectly, by the use, means, or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the MFS Funds' operations, as specified herein.

64. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them, for the purpose and effect of concealing the truth.

65. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, the market price of MFS Funds securities were distorted during the Class Period, such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the MFS Funds during the Class Period at distorted prices and were damaged thereby.

66. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class known of the truth concerning the MFS Funds' operations and dealings with of their larger costumers as detailed herein, which were not disclosed by defendants, plaintiff and

other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

67. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder. And as a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the MFS Funds shares during the Class Period.

COUNT IV

AGAINST ALL DEFENDANTS FOR BEACH OF FIDUCIARY DUTY

68. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

69. Defendants, as supervisors, managers, and advisors of the MFS Funds, for the benefit of said funds' shareholders, owed these funds and their shareholders the highest duties of candor, due care, and loyalty, in order to satisfy the fiduciary duties imposed upon them by application of common law principles.

70. Defendants breached their fiduciary duties of complete candor, due care, and loyalty by: (i) participating in and/or failing to prevent or terminate the mutual fund trading scheme alleged herein; (ii) failing to establish and/or maintain internal controls sufficient to ensure that the MFS entities did not advise or cause the MFS Funds to engage in transactions which were wholly inappropriate and inconsistent with the investment needs and best interests of the shareholders of those funds, and/or profited defendants and/or third parties, at the expense of the shareholders, and caused such shareholders financial harm, as described above; (iii) issuing false and misleading

statements in the registration statements and prospectuses for the MFS Funds; and/or failing to disclose the market timing and/or late trading activities defendants were permitting, disregarding or otherwise failing to prevent.

71. Defendants breaches of their fiduciary duties of complete candor, due care, and loyalty when they caused materially incomplete and misleading registration statements and prospectuses to be prepared and disseminated to all Class members, and when they permitted certain of their larger customers to market time and/or late trade in the MFS Funds, as detailed above.

72. Defendants' breaches of their fiduciary duties caused damage to the shareholders of the MFS Funds who acquired, redeemed, or owned such shares during the Class Period, in the manner described above. Among other things, as set forth above, profits made by the market timers and late traders came at the expense of the long-term investors in MFS Funds.

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action, designating plaintiff as Lead Plaintiff and certifying plaintiff as Class representative under Rule 23 of the Federal Rules of Civil Procedure and his counsel as Lead Counsel;

(b) Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this Action, including counsel fees and expert fees;

(d) Enjoining any such further wrongful conduct as alleged herein; and

(e) Such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: New York, New York
February 6, 2004

WOLF POPPER LLP

By: [signature]

Marian P. Rosner (MR0410)
Chet B. Waldman (CW1133)
845 Third Avenue
New York, NY 10022-6689
Telephone (212) 759-4600

LAW OFFICES OF JAMES BASHIAN
James Bashian
500 Fifth Avenue
New York, New York 10110
Telephone (212) 921-4110

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

I, Juliet Rintoul, hereby state:

1. I have reviewed the complaint against Massachusetts Financial Services Company et al. and have authorized the filing of the complaint and/or lead plaintiff motion on my behalf.

2. I did not purchase any shares of MFS Total Return Fund - A at the direction of counsel or in order to participate in this private action.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of my transactions in shares of MFS Total Return Fund - A during the Class Period as defined in the Complaint:

TRANSACTION	TRADE DATE	PRICE	QUANTITY

See attached.

5. I have not filed any action as a representative party on behalf of a class under the federal securities laws during the last three years.

6. I will not accept any payment for serving as a representative party on behalf of a class except to receive my pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 6th day of February 2004

Juliet Rintoul

Juliet Rintoul

MFS TOTAL RETURN FUND - A INCOME REINVESTMENT

Date	Price Per Share	Shares This Transaction	Dollar Amount
01/29/99	$14.81	3.072	$45.50
02/26/99	$14.54	3.136	$45.60
03/31/99	$14.75	2.735	$40.34
04/30/99	$15.38	2.341	$36.00
05/28/99	$15.21	2.078	$31.61
06/30/99	$15.38	2.051	$31.54
07/30/99	$15.16	2.089	$31.67
08/31/99	$14.89	2.141	$31.88
09/30/99	$14.57	2.185	$31.84
10/29/99	$14.93	2.287	$34.15
11/30/99	$14.80	2.375	$35.15
12/02/99	$13.86	8.849	$122.65
12/02/99	$13.86	53.388	$739.96
12/31/99	$13.88	2.738	$38.01
01/31/00	$13.44	2.856	$38.38
02/29/00	$12.97	2.955	$38.33
03/31/00	$14.03	2.743	$38.48
04/28/00	$14.01	2.759	$38.65
05/31/00	$14.36	2.698	$38.74
06/30/00	$14.23	2.801	$39.86
07/31/00	$14.38	2.781	$39.99
08/31/00	$15.03	2.663	$40.03
09/29/00	$15.19	2.646	$40.20
10/31/00	$15.49	2.602	$40.30
11/30/00	$14.79	2.735	$40.45
11/30/00	$14.79	15.517	$229.49
11/30/00	$14.79	22.351	$330.57
12/29/00	$15.41	2.731	$42.09
01/31/01	$15.35	2.747	$42.16
02/28/01	$15.15	2.788	$42.24
03/30/01	$14.84	2.858	$42.42
04/30/01	$15.30	2.780	$42.54
05/31/01	$15.44	2.753	$42.51
06/29/01	$15.10	2.825	$42.55
07/31/01	$15.10	2.833	$42.78
08/31/01	$14.80	2.893	$42.82
09/28/01	$14.17	3.032	$42.97
10/31/01	$14.37	3.005	$43.18
11/30/01	$14.36	2.942	$42.25
11/30/01	$14.36	10.843	$155.71
11/30/01	$14.36	15.570	$223.58
12/31/01	$14.48	2.762	$39.99
01/31/02	$14.36	2.788	$40.04
02/28/02	$14.48	2.781	$40.27
03/28/02	$14.73	2.736	$40.30
04/30/02	$14.56	2.779	$40.46
05/31/02	$14.60	2.679	$39.37
06/28/02	$14.03	2.733	$38.35
07/31/02	$13.30	2.890	$38.44
08/30/02	$13.44	2.864	$38.49

MFS TOTAL RETURN FUND - A INCOME REINVESTMENT

Date	Price Per Share	Shares This Transaction	Dollar Amount
09/30/02	$12.78	3.024	$38.65
10/31/02	$13.09	2.960	$38.75
11/29/02	$13.54	2.773	$37.54
12/31/02	$13.27	2.939	$39.00
01/31/03	$13.02	2.999	$39.05
02/28/03	$12.88	3.040	$39.16
03/31/03	$12.83	3.065	$39.32
04/30/03	$13.43	2.926	$39.30
05/30/03	$13.99	2.730	$38.19
06/30/03	$14.04	2.607	$36.60
07/31/03	$13.91	2.321	$32.29
08/29/03	$14.09	2.241	$31.57
09/30/03	$14.13	1.730	$24.45
10/31/03	$14.41	2.434	$35.07
11/28/03	$14.49	2.427	$35.16
12/31/03	$15.10	2.338	$35.30

2/18/04 DB

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

04 CV 00247

RICHARD WASSERMAN, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. SUN LIFE FINANCIAL, INC., MASSACHUSETTS FINANCIAL SERVICES COMPANY, MFS INVESTMENT MANAGEMENT, MFS FUND DISTRIBUTORS, INC., MFS SERIES TRUST I, MFS SERIES TRUST II, MFS SERIES TRUST III, MFS SERIES TRUST IV, MFS SERIES TRUST V, MFS SERIES TRUST VI, MFS SERIES TRUST VII, MFS SERIES TRUST VIII, MFS SERIES TRUST IX, MFS SERIES TRUST X, MFS SERIES TRUST XI, SECURITY BROKERAGE, INC., DANIEL CALUGAR, and DOES 1-100 Defendants.	**CIVIL ACTION NO.** **CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS** **<u>JURY TRIAL DEMANDED</u>**

FILED
U.S. DISTRICT COURT
2004 JAN 13 AM 11:43
S.D. OF N.Y.

Plaintiff, individually and on behalf of all other persons similarly situated, alleges the following based upon the investigation of Plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC ") filings as well as other regulatory filings, reports and advisories, press releases, and media reports about the MFS Funds (as defined below). Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons, other than Defendants, who purchased or otherwise acquired, owned, or sold shares or other ownership units of one or more of the MFS Funds, as defined below, between December 15, 1998 and December 8, 2003 (the "Class Period"), inclusive, and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and under the common law of the State of New York.

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of Plaintiff and other members of the Class. As part and parcel of defendants' unlawful conduct, the MFS Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

JURISDICTION AND VENUE

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act (15 U.S.C. § 78aa), Section 22 of the Securities Act (15 U.S.C. § 77v), Sections 34 and 36 of the Investment Company Act (15 U.S.C. § 80a-35), and 28 U.S.C. §§ 1331, 1337, 1367(a).

4. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading prospectuses and registration statements, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members, including Plaintiff, reside within this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Richard Wasserman purchased shares of the MFS Emerging Growth Fund during the Class Period as set forth in the attached certification, and has been damaged thereby.

7. Defendant Sun Life Financial, Inc. ("Sun Life") is an internationally diversified financial services organization providing savings, retirement and pension products, as well as life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. Sun Life is an Ontario corporation and is the ultimate

parent company of the Advisers, as defined infra, MFS Fund Distributors, Inc., and the MFS Funds.

8. Defendant Massachusetts Financial Services Company is registered as an investment adviser under the Investment Advisers Act and manages and advises the MFS Funds, including the MFS Emerging Growth Fund. Together with MFS Investment Management , as defined below, Massachusetts Financial Services Company had ultimate responsibility for overseeing the day-to-day management of the MFS Funds. Massachusetts Financial Services Company is incorporated in Delaware and is located at 500 Boylston Street, Boston, Massachusetts 02116.

9. Defendant MFS Investment Management is registered as an investment adviser under the Investment Advisers Act and managed and advised the MFS Funds. Together with Massachusetts Financial Services Company, MFS Investment Management had ultimate responsibility for overseeing the day-to-day management of the MFS Funds. MFS Investment Management is located at 500 Boylston Street, Boston, Massachusetts 02116.

10. Hereinafter, Massachusetts Financial Services Company and MFS Investment Management shall be referred to collectively as the "Advisers".

11. Defendant MFS Fund Distributors, Inc. (the "Distributor") is an underwriter and acts as the distributor for the MFS Funds. MFS Fund Distributors, Inc. is incorporated in Delaware and is located at 500 Boylston Street, Boston, Massachusetts 02116.

12. Defendants MFS Series Trust I, II, III, IV, V, VI, VII, VIII, IX, X, and XI (collectively referred to as the "Fund Registrants") are the registrants of the MFS Funds. The

Fund Registrants are all trusts organized under the laws of Massachusetts and are located at 500 Boylston Street, Boston, Massachusetts 02116.

13. Hereinafter, Sun Life, the Advisers, MFS Fund Distributors, Inc., and the Fund Registrants shall be referred to collectively as the "MFS Defendants".

14. Defendant Security Brokerage Inc. ("Security Brokerage") was at all relevant times a broker dealer firm registered with the SEC. On September 19, 2003, Security Brokerage filed form BDW with the SEC seeking to withdraw its broker dealer registration. Security Brokerage is incorporated in Delaware and located at located 3960 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada 89109.

15. Defendant Daniel Calugar ("Calugar") is a resident of Las Vegas, Nevada and Los Angeles, California and, at all relevant times was the president and 95% owner of Security Brokerage.

16. The true names and capacities of defendants sued herein as Does 1 through 100 are other active participants with the Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in timed trading at the expense of ordinary MFS Funds' investors, such as Plaintiff and the other members of the Class, in exchange for which these Doe defendants provided remuneration to the Defendants. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

17. Hereinafter, Sun Life, the Advisers, MFS Fund Distributors, Inc., the Fund Registrants, Security Brokerage, Calugar, and Does 1-100 shall be referred to collectively as "Defendants".

OTHER RELEVANT NON-PARTIES

18. Each of the MFS Funds, including the MFS Emerging Growth Fund, is a mutual fund, managed by the Advisers, as defined supra, regulated by the Investment Company Act of 1940, that buys, holds, and sells shares or other ownership units that are subject to the misconduct alleged in this complaint. Each of the MFS Funds was the issuer, or a successor in interest to such issuer, of the securities sold to Plaintiff and other members of the Class.

19. The Fund Registrants were the registrant, or a successor in interest to such registrant, of the securities sold to Plaintiff and other members of the Class.

20. The MFS Funds include, but are not limited to the following funds: MFS Capital Opportunities Fund, MFS Core Growth Fund, MFS Emerging Growth Fund, MFS Growth Opportunities Fund, MFS Large Cap Growth Fund, MFS Managed Sectors Fund, MFS Mid Cap Growth Fund, MFS New Discovery Fund, MFS New Endeavor Fund, MFS Research Fund, MFS Strategic Growth Fund, MFS Technology Fund, Massachusetts Investors Growth Stock, MFS Mid Cap Value Fund, MFS Research Growth and Income Fund, MFS Strategic Value Fund, MFS Total Return Fund, MFS Union Standard Equity Fund, MFS Utilities Fund, MFS Value Fund, Massachusetts Investors Trust, MFS Aggressive Growth Allocation Fund, MFS Conservative Allocation Fund, MFS Growth Allocation Fund, MFS Moderate Allocation Fund, MFS Bond Fund, MFS Emerging Markets Debt Fund, MFS Government Limited Maturity Fund, MFS Government Mortgage Fund, MFS Government Securities Fund, MFS High Income Fund,

MFS High Yield Opportunities Fund, MFS Intermediate Investment Grade Bond Fund, MFS Limited Maturity Fund, MFS Research Bond Fund, MFS Strategic Income Fund, MFS Alabama Municipal Bond Fund, MFS Arkansas Municipal Bond Fund, MFS California Municipal Bond Fund, MFS Florida Municipal Bond Fund, MFS Georgia Municipal Bond Fund, MFS Maryland Municipal Bond Fund, MFS Massachusetts Municipal Bond Fund, MFS Mississippi Municipal Bond Fund, MFS Municipal Bond Fund, MFS Municipal Limited Maturity Fund, MFS New York Municipal Bond Fund, MFS North Carolina Municipal Bond Fund, MFS Pennsylvania Municipal Bond Fund, MFS South Carolina Municipal Bond Fund, MFS Tennessee Municipal Bond Fund, MFS Virginia Municipal Bond Fund, MFS West Virginia Municipal Bond Fund, MFS Emerging Markets Equity Fund, MFS Global Equity Fund, MFS Global Growth Fund, MFS Global Total Return Fund, MFS International Growth Fund, MFS International New Discovery Fund, MFS International Value Fund, MFS Research International Fund. These fund are collectively referred to herein as the "MFS Funds."

PLAINTIFF'S CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or other entities who purchased or otherwise acquired, held or redeemed shares, units, or like interests in any of the MFS Funds, between December 15, 1998 and December 8, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased shares or other ownership units in MFS Funds pursuant or traceable to a registration statement and prospectus. The registration statements and prospectuses pursuant to which Plaintiff and the other Class members purchased their shares or other ownership units in the MFS Funds are referred to collectively

herein as the "Prospectuses." Excluded from the Class are Defendants, Defendants' officers and directors, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

22. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the MFS Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

23. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

24. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

25. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public during the Class Period misrepresented material facts about the business and operations of the MFS Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

26. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS
BACKGROUND

27. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit the MFS Defendants at the expense of mutual investors such as Plaintiff and other members of the Class. In connection therewith, Defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

28. The Defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the manner mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders.

Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. As stated in the April 1, 2000 MFS Emerging Growth Fund prospectus:

> Excessive Trading Practices. **The MFS funds do not permit market-timing or other excessive trading practices.**

Upon information and belief, identical or nearly identical language is contained in the prospectuses of all of the MFS Funds. Notwithstanding the clear prohibition on market timing in the MFS Funds, the MFS Defendants entered into undisclosed agreements to allow select investors, including Security Brokerage, Calugar, and the Doe Defendants, to engage in timing.

29. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short–term trading.

30. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to other investors, including Security Brokerage, Calugar, and the Doe Defendants. The prospectuses were silent about these arrangements.

31. As a result of the "timing" of mutual funds, Security Brokerage, Calugar, the Doe Defendants, other timers, the MFS Defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

32. Mutual funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

33. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the securities the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

34. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the

next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

35. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds's assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

36. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Security Brokerage, Calugar, and the Doe Defendants -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

37. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

38. The incentive to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

39. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

40. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Security Brokerage, Calugar, and the Doe Defendants assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. By doing

so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

41. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE MFS FUNDS

42. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward J. Stern ("Stern") and a hedge fund and related entities Stern controlled, Canary Capital Partners, LLC and Canary Investment Management, LLC, and Canary Capital Partners, Ltd. (collectively, "Canary"), in connection with the unlawful mutual practices of late trading and undisclosed market timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . . (i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of

> America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

43. In connection with an examination of active trading of mutual fund shares by the SEC and the Attorney General, certain MFS Defendants received inquiries and subpoenas for documents from those agencies.

44. On December 8, 2003, Sun Life and MFS announced that the staff of the Boston office of the SEC had indicated that it intended to recommend to the SEC that an enforcement action be taken against MFS alleging, in effect, that the statements in certain of MFS' fund prospectuses concerning market timing were false and misleading, and constituted a breach of the fiduciary duty owed to Plaintiff and other members of the Class.

45. On December 9, 2003, The New York Times (the "Times") reported that MFS "allowed privileged clients to trade quickly in and out of its biggest funds while saying it restricted the practice for the vast majority of its shareholders, according to a memorandum from a senior company executive." The Times further reported that the memorandum showed that in 2001, executives at MFS essentially created two classes of funds - a small group of large funds that would accept rapid-fire trades (market timing), and a larger group of international funds that would not. At no time, though, did MFS change the language in its prospectuses, describing restrictions on market timing in the MFS Funds. Additionally, the Times reported that "[a]mong the most popular offerings was MFS Emerging Growth, one of the five equity funds that MFS made available to market timers. But no restrictions were placed on Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Research Fund, MFS Total Return

Fund or the emerging growth fund. The rationale was that because these funds were very large and liquid, excessive trading would not harm shareholders."

46. On December 22, 2003, the SEC filed a complaint against Security Brokerage and Calugar, detailing, *inter alia*, their market timing and late trading activities in the MFS Funds.

47. From at least 2001 to September 2003, Calugar, trading through Security Brokerage, engaged in a scheme involving market timing of various mutual funds, including the MFS Funds, using investments totaling between $400-$500 million.

48. Calugar also engaged in a pattern of late trading of the MFS Funds. Security Brokerage self-cleared its trades (i.e. handled the settlement of its clients trades) through National Securities Clearing Corporation ("NSCC"). Because of Security Brokerage's status as a broker-dealer, it was permitted to submit trades received from its clients before 4:00 pm EST to NSCC after 4:00 p.m. EST. Security Brokerage created false internal records in which the order time for its trades was entered as 3:59 p.m. EST for all trades. However, Calugar and Security Brokerage routinely transmitted their orders to the NSCC up to two hours after 4:00 p.m. EST. Because Calugar was making trading decisions using his own money, he was acting as both the customer and the broker and had no legitimate reason for delaying the transmission of his trades to NSCC. By sending his trades after 4:00 p.m. EST, Calugar was able to extend the time to make his market timing trading decisions, and, therefore, to take advantage of information occurring after the close of the market.

49. Calugar and Security Brokerage obtained at least $175 million in illicit profits from their improper market timing and late trading activities in various mutual funds, including the MFS Funds.

50. The actions of the Defendants have harmed Plaintiff and members of the Class. In essence, the MFS Defendants' actions of allowing market timing to occur have caused Plaintiff and members of the Class's shares to be diluted in value.

51. For this reason, the MFS Defendants have breached their fiduciary duties to Plaintiff and the Class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting Security Brokerage, Calugar, and the Doe Defendants and others to time the MFS Funds. As a result, Defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties to Plaintiff and the Class.

THE MFS MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

52. The MFS Funds's Prospectuses stated that the "**MFS Funds do not permit market timing or other excessive trading practices. Excessive, short-term (market timing) trading practices may disrupt portfolio management strategies and harm fund performance. MFS Funds will reject or restrict an investor's purchase orders if there is a history of market timing**" (Emphasis added.)

53. Given that the MFS Defendants allowed market timing of the MFS Funds to occur, the MFS Funds prospectuses were false and misleading because they failed to disclose the following: (a) that Defendants had entered into unlawful agreements allowing Security Brokerage, Calugar, and the Doe Defendants to time their trading of the MFS Funds shares; (b) that, pursuant to those agreements, Security Brokerage, Calugar, and the Doe Defendants regularly timed the MFS Funds; (c) that, contrary to the representations in the Prospectuses, MFS

only enforced its policy against frequent traders selectively; (d) that the Defendants regularly allowed Security Brokerage, Calugar, and the Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs, thereby reducing the MFS Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Security Brokerage, Calugar, and the Doe Defendants benefitted financially at the expense of MFS Funds' investors, including Plaintiff and other members of the Class.

APPLICABILITY OF PRESUMPTION OF RELIANCE:
FRAUD-ON-THE-MARKET DOCTRINE

54. The market for the MFS Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the MFS Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the MFS Funds relying upon the integrity of the NAV for the MFS Funds and market information relating to the MFS Funds, and have been damaged thereby.

55. At all relevant times, the market for the MFS Funds was efficient for the following reasons, among others:

(a) The MFS Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market, NASDAQ;

(b) As regulated entities, periodic public reports concerning the MFS Funds were regularly filed with the SEC;

(c) Persons associated with the MFS Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The MFS Funds were followed by several securities analysts employed by major brokerage firms and independent ratings firms who wrote reports which were distributed and entered the public marketplace.

56. As a result of the foregoing, the market for the MFS Funds promptly digested current information regarding the MFS Funds from all publicly available sources and reflected such information in the respective MFS Fund's NAV. Investors who purchased or otherwise acquired shares or interests in the MFS Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the MFS Funds during the Class Period suffered similar injury through their purchase or acquisition of MFS Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

NO SAFE HARBOR

57. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements plead herein were not sufficiently identified as "forward-looking statements" when made. To the èxtent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to

differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements plead herein, Defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the Defendants who knew that those statements were false when made.

COUNT ONE
VIOLATION OF SECTION 11 OF THE SECURITIES ACT
AGAINST THE FUND REGISTRANTS AND DISTRIBUTOR

58. Plaintiff repeats and realleges each paragraph above, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

59. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of Plaintiff and the Class against the Fund Registrants and Distributor.

60. The Fund Registrants are the registrants for the MFS Funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. The Fund Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

61. The Distributor acted as the underwriter, or the successor in interest to the underwriter, for one or more of the respective fund shares sold to Plaintiff and the other members of the Class. The Distributor issued, caused to be issued and participated in the issuance of the

materially false and misleading written statements and/or omissions of material facts that were contained in the respective Prospectuses and is statutorily liable under Section 11.

62. Prior to purchasing shares of the MFS Emerging Growth Fund, Plaintiff received a prospectus, and, similarly, prior to purchasing units of each of the other MFS Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the MFS Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

63. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the MFS Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors[1], and that the trading price was determined as of 4 p.m. each trading day[2] with respect to all investors when, in fact, select investors (the Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, inter alia, the following material and adverse facts:

---

[1]As stated in the April 1, 2000 MFS Emerging Growth Fund prospectus, "The MFS funds each reserve the right to reject or restrict any specific purchase or exchange request...The MFS funds do not permit market-timing or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies and harm fund performance. Upon information and belief, identical or nearly identical language is contained in the prospectuses of all of the MFS Funds.

[2] As stated in the April 1, 2000 MFS Emerging Growth Fund prospectus, "[t]he price of each class of the fund's shares is based on its net asset value. The net asset value of each class of shares is determined at the close of regular trading each day that the New York Stock Exchange is open for trading (generally, 4:00 p.m., Eastern time)." Upon information and belief, identical or nearly identical language is contained in the prospectuses of all of the MFS Funds.

(a) that Defendants had entered into unlawful agreements allowing Security Brokerage, Calugar, and the Doe Defendants to time its trading of the MFS Funds shares;

(b) that, pursuant to those agreements, Security Brokerage, Calugar, and the Doe Defendants regularly timed the MFS Funds;

(c) that, contrary to the representations in the Prospectuses, the MFS Funds only enforced their policy against frequent traders selectively;

(d) that Defendants regularly allowed Security Brokerage, Calugar, and the Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs; thereby reducing the MFS Funds actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Security Brokerage, Calugar, and the Doe Defendants benefitted financially at the expense of MFS Funds' investors including Plaintiff and other members of the Class.

64. Plaintiff and the Class have sustained damages due to Defendants' violations.

65. At the time they purchased the MFS Funds shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO
FOR VIOLATION OF SECTION 15 OF THE SECURITIES ACT
AGAINST SUN LIFE AND THE ADVISERS AS CONTROL PERSONS

66. Plaintiff repeats and realleges each paragraph above, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

67. This Claim is brought pursuant to Section 15 of the Securities Act against Sun Life and the Advisers as control persons of the Fund Registrants and Distributor.

68. Each of the Fund Registrants and the Distributor is liable under Section 11 of the Securities Act as set forth herein.

69. Each of Sun Life and the Advisers was a "control person" of the Fund Registrants and Distributor within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Fund Registrants and Distributor -- Sun Life and the Advisers directly and indirectly, had the power and authority, and exercised the same, to cause the Fund Registrants and Distributor to engage in the wrongful conduct complained of herein. Sun Life and the Advisers issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

70. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Sun Life and the Advisers are liable to Plaintiff to the same extent as are the Fund Registrants and Distributor for their primary violations of Section 11 of the Securities Act.

71. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against Sun Life and the Advisers.

COUNT THREE
VIOLATION OF SECTION 10(b) OF
THE EXCHANGE ACT AGAINST AND RULE 10b-5
PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

72. Plaintiff repeats and realleges each paragraph above.

73. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and other Class members, as alleged herein and cause Plaintiff and other members of the Class to purchase shares, units, or interests in the MFS Funds at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

74. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the MFS Funds' securities, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

75. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the MFS Funds' operations, as specified herein.

76. These Defendants employed devices, schemes and artifices to defraud and engaged in a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from excess fees and commissions paid to them as a result of its undisclosed competitions to peddle the MFS Funds and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

77. The Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

78. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the MFS Funds' securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares, units, or interests in the MFS Funds during the Class Period at distorted prices and were damaged thereby.

79. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and other

members of the Class and the marketplace known of the truth concerning the MFS Funds' operations, which were not disclosed by Defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

80. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

81. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the MFS Funds shares during the Class Period.

COUNT FOUR
VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
AGAINST SUN LIFE AND THE ADVISERS AS CONTROL PERSONS

82. Plaintiff repeats and realleges each paragraph above.

83. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Sun Life, as a control person of the Advisors, the Fund Registrants, the Distributor, and the MFS Funds and the Advisers as a control person of the Fund Registrants and MFS Funds.

84. Each of Sun Life and the Advisers acted as a controlling person of the Proprietary Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the MFS Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Sun Life and the Advisers each had the power to influence and control and did influence and control, directly or indirectly, the decision- making and actions of the MFS Funds, including the content and dissemination of

the various statements which Plaintiff and the Class contends are false and misleading. Sun Life and the Advisers had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

85. In particular, each of Sun Life and the Advisers had direct and supervisory involvement in the operations of the MFS Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

86. As set forth above, Sun Life, the Advisers, the Distributor and the Fund Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Sun Life and the Advisers are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of MFS Funds securities during the Class Period.

COUNT FIVE
VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST THE FUND REGISTRANTS

87. Plaintiff repeats and realleges each and every allegation contained above.

88. This claim for relief is brought pursuant to Section 34(b) of the Investment Company Act of 1940 against the Fund Registrants.

89. Under Section 34(b) of the Investment Company Act of 1940, it is unlawful for any person to make any untrue statement of a material fact in any registration statement filed or transmitted pursuant to Title 15. It is also unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the

statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

90. Here, the Fund Registrants have made untrue statements of a material fact in their registration statements.

91. For this reason, Plaintiff and other class members have been injured as a result of the Fund Registrants' untrue statements and the Fund Registrants have violated Section 34(b) of the Investment Act of 1940.

COUNT SIX
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940
AGAINST THE ADVISERS AND DISTRIBUTOR

92. Plaintiff repeats and realleges each and every allegation contained above.

93. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against the Advisers and Distributor.

94. Under Section 36(a) of the Investment Company Act, the Advisers and Distributor owe a fiduciary duty to Plaintiff and other Class members with respect to the receipt of fees and compensation that they receive for services of a material nature.

95. Here, the Advisers and Distributor devised and implemented a scheme to obtain substantial compensation in violation of their fiduciary duties to their customers, i.e., Plaintiff and Class members.

96. The Advisers and Distributor engaged in such scheme to benefit themselves and their affiliates by allowing Security Brokerage, Calugar, and the Doe Defendants to engage in timing of the MFS Funds named herein in return for substantial fees and other income.

97. The Advisers and Distributor have breached the fiduciary duties they owe to Plaintiff and other Class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to Plaintiff and Class members material facts which would allow them to make informed decisions about the true value and performance of the MFS Funds.

98. Plaintiff and other class members have been injured as a result of the Advisers and Distributor's breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SEVEN
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940
AGAINST THE ADVISERS AND DISTRIBUTOR

99. Plaintiff repeats and realleges each and every allegation contained above.

100. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against the Advisers and Distributor.

101. Under Section 36(b) of the Investment Company Act, the Advisers and Distributor owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that the Advisers and Distributor receive for services of a material nature.

102. Here, the Advisers and Distributor devised and implemented a scheme to obtain substantial compensation throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

103. The Advisers and Distributor engaged in such scheme to benefit themselves and their affiliates by allowing Security Brokerage, Calugar, and the Doe Defendants to engage in timing of the MFS Funds named herein in return for substantial fees and other income.

104. The Advisers and Distributor have breached the fiduciary duties they owed to Plaintiff and other Class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to Plaintiff and the Class members material facts which would allow them to make informed decisions about the true value and performance of the MFS Funds.

105. Plaintiff and other class members have been injured as a result of the Advisers and Distributor's breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT EIGHT
FOR BREACH OF FIDUCIARY DUTIES
AGAINST THE ADVISERS

106. Plaintiff repeats and realleges each and every allegation contained above.

107. Plaintiff and the Class placed their trust and confidence in the Advisers to manage the assets they invested in the MFS Funds.

108. Plaintiff and the Class reasonably expected that the Advisers would honor their obligations to them by, among other things, observing the securities laws and honoring the representations made in the MFS Funds' Prospectuses.

109. The Advisers, aided and abetted by the other Defendants, who are co-conspirators, breached their fiduciary duties to the Plaintiff and the Class by violating the securities laws and

breaching express and implied representations contained in the MFS Funds' prospectuses for the benefit of the MFS Funds and the other Defendants.

110. Each of the Defendants was an active participant in the breach of fiduciary duty who participated in the breach for the purpose of advancing their own interests.

111. Plaintiff and the Class have been injured by Defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in prohibited market timing in the MFS Funds.

112. As a direct and proximate result of the Defendants' above breaches of fiduciary duties, Plaintiff and the members of the Class have suffered damages.

113. This Court has supplemental jurisdiction over these state claims pursuant to 28 U.S.C. § 1367(a).

COUNT NINE
FOR DISGORGEMENT AND INJUNCTIVE RELIEF AGAINST SECURITY BROKERAGE, CALUGAR, AND THE DOE DEFENDANTS 1-100 (THE "MARKET TIMER DEFENDANTS")

114. Security Brokerage, Calugar, and the Doe Defendants 1-100 (the "Market Timer Defendants") each profited at plaintiff's and Class members' expense through the illicit trades described above.

115. These profits are ill-gotten gains which rightfully belong to plaintiff and the Class, and should be disgorged, and were obtained through knowing violation of SEC rules and prohibitions contained in the Prospectuses. The gains received by the Market Timer Defendants were taken directly, dollar-for-dollar, from plaintiff and other Class members; the Market Timer

Defendants benefitted from the receipt of these monies; and under principles of equity and good conscience, the Market Timer Defendants should not be permitted to retain such monies.

116. The Market Timer Defendants should be enjoined from engaging in or otherwise further conducting late trades or timing of the MFS Mutual Funds.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing Plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and other members of the Class rescission of their contracts with the Advisers, including recovery of all fees which would otherwise apply, and recovery of all fees recoverable at law paid to the Advisers pursuant to such agreements;

(d) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(e) Awarding such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: January 12, 2004

COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.

Catherine Torell

Catherine A. Torell (CT-0905)
150 East 52nd Street, 30th Floor
New York, NY 10022
Tel: (212) 838-7797
Fax: (212) 838-7745

Steven J. Toll
Daniel S. Sommers
Adam T. Savett
COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.
1100 New York Avenue, N.W.
West Tower, Suite 500
Washington, DC 20005
Tel: (202) 408-4600
Fax: (202) 408-4699

Attorneys for Plaintiff

CERTIFICATION OF PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Richard Wasserman, make this declaration under penalty of perjury:

1. I have reviewed the complaint in this action and authorize its filing on my behalf.

2. I did not purchase the security that is the subject of the complaint at the direction of counsel or in order to participate in any private action arising under the federal securities laws.

3. I am willing to serve as a representative party on behalf of a class as set forth in the complaint, including providing testimony at deposition and trial, if necessary.

4. The following are all my transactions in the securities that are the subject of the complaint during the Class Period (as defined in the Complaint). All transactions were in MFS Emerging Growth Fund.

Date	Purchase or Sale	Number/Type of Securities	Total Price
12/21/99	purchase	3.228 Class B shares	$176.48
06/08/00	purchase	92.484 Class B shares	$6,140.00
12/20/00	purchase	75.551 Class B shares	$3,777.14
03/13/01	sale	735.063 Class B shares	$25,688.81

The sale includes 564 shares that I purchased prior to the Class Period for a total price of $21,358.00.

5. During the three year period preceding the date on which this certification is signed, I have not sought to serve, or served, as a representative party on behalf of a class under the federal securities laws, except that I have filed class action complaints, but not been named as a lead plaintiff or class representative in the subsequently consolidated proceedings, in class action litigation against Emulex Corporation in the Central District of California, Rentway, Inc. in the

Western District of Pennsylvania and VeriSign, Inc. in the Northern District of California.

6. I agree not to accept any payment for serving as a representative party on behalf of the class as set forth in the Complaint, beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

Dated: December 16 2003.

Richard Wasserman

that "class cert not available" 2/18/04 DB

FILED CLERKS OFFICE

2004 FEB -5 P 12:45

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

WILLIAM A. DePARDO, **Plaintiff**	) 04 10248 DPW
v.	) **CIVIL ACTION NO.: 04-**
MFS/SUN LIFE FINANCIAL DISTRIBUTORS, INC. d/b/a SUN LIFE OF CANADA and TAC WORLDWIDE COMPANIES, **Defendants**	) MAGISTRATE JUDGE Cohen

RECEIPT # 53586
AMOUNT $ 150
SUMMONS ISSUED yes
LOCAL RULE 4.1
WAIVER FORM
MCF ISSUED
BY DPTY. CLK. FOM
DATE 2/5/04

COMPLAINT

NATURE OF THIS ACTION

1. The plaintiff, William A. DePardo, brings this action against the defendant, MFS/Sun Life Financial Distributors, Inc. d/b/a Sun Life of Canada ("Sun Life") and TAC Worldwide Companies ("TAC") for violation of the Employment Retirement Income Security Act of 197 , as amended, 29 U.S.C. §§ 1001 *et seq.* ("ERISA") and more particularly § 502(a)(1)(B) 1988 [29 U.S.C. § 1132(a)(1)(B)].

2. At all times relevant hereto, Mr. DePardo was employed by TAC as Vice President/Corporate Project Management within TAC's Systems Management and Development business unit and was a participant in an employee welfare benefit plan (the "Plan") which included Short Term Disability ("STD") benefit, Long Term Disability ("LTD" benefits, and Group Life Insurance benefits.

3. The STD benefits were underwritten by TAC and administered by Sun Life.

4. The LTD benefits were underwritten and administered by Sun Life.

5. The Group Life Insurance benefits were underwritten and administered by Sun Life.

6. All aspects of the Plan are governed by ERISA, as are the rights and obligations of the partie: to the present action.

7. Mr. DePardo is a participant in and beneficiary under the Plan.

8. This Complaint challenges the defendants' unlawful practices of: (1) failing to provide a full ıd fair review of Mr. DePardo's condition as required by 29 U.S.C. § 1133(2); and (2) denying Mr. DePardo STD, LTD and Life Insurance benefits provided by the Plan.

9. Specifically, Mr. DePardo has exhausted all Plan administrative review procedures and is filir ; this action to recover STD, LTD and life insurance benefits due him under the Plan, to enforc his rights under the Plan, and to recover costs and attorney's fees as provided by ERISA.

JURISDICTION AND VENUE

10. This Court has subject matter jurisdiction over this case under 29 U.S.C. § 1132(f), without regard to jurisdictional amount or diversity of citizenship.

11. Venue is appropriate in this District pursuant to 29 U.S.C. § 1132 (e)(2) because the Plan is administered in this District and at least one defendant resides within this judicial District.

PARTIES

12. The plaintiff, Mr. William DePardo, is a 65 year-old man residing presently at 62 Butler Street in Salem, New Hampshire. As a participant in and beneficiary under the Plan, Mr. DePardo

has standing to bring this action under 29 U.S.C. § 1132(a).

13. The defendant, Sun Life, is a for-profit corporation, with its principal place of business at 1 Sun Life Executive Park, Wellesley Hills, Massachusetts 02181. Sun Life is licensed to do business in Massachusetts and administers and underwrites the Plan under which Mr. DePardo is claiming eligibility for benefits.

14. The defendant, TAC, has a usual place of business located at 615 Amherst Street, Suite 200, Nashua, Hillsborough County, New Hampshire 03060 and a principal place of business located at 888 Washington Street, Dedham, Massachusetts 02027-9100. TAC underwrites the STD aspect of the Plan. TAC employed the plaintiff continuously from August 12, 1985 to December 14, 2001.

FACTS

15. Mr. DePardo's medical history includes multiple problems, the most disabling of which has been coronary artery disease. He has had multiple open heart surgeries, involving coronary artery by-passes and implantations of stents.

16. Mr. DePardo had quadruple by-pass surgery done at the Massachusetts General Hospital on April 30, 2002. He has been followed post-operatively by his cardiologist, Timothy Guiney, M.D.

17. Sun Life wrongfully and unreasonably determined that Mr. DePardo was no longer disabled from his usual occupation as of July 15, 2002.

18. Sun Life conceded that Mr. DePardo was disabled from the time he stopped working for TAC in mid-December 2001 up to the date of his surgery at the end of April 2002 and then for a period of about ten weeks of convalescence thereafter. Sun Life granted Total Disability benefits, but in an amount less than Mr. DePardo was entitled to receive due to a miscalculation of Mr. DePardo's Basic Annual Earnings and an erroneous and unreasonable exclusion from Basic Annual Earnings by Sun Life of monthly commissions he received.

19. Mr. DePardo has presented ample medical evidence on numerous occasions to the defendants that he is totally and permanently disabled within the meaning of the Plan, not only from the material and substantial duties of his former executive position with TAC Worldwide Companies, but also from any type of gainful employment. The defendants have unreasonably disregarded the medical evidence.

20. Mr. DePardo's prognosis is very poor even with the best medical care. He faces a very significant risk of sudden death due to his multiple serious health problems. He certainly cannot perform his job as a Vice-President with TAC.

21. Pursuant to the terms of the Plan, Mr. DePardo is entitled to receive LTD benefits of $11,366.01 for two weeks of July 2002, another $11,282.01 for August 2002 and $9,798.01 per month every month for 13 months from September 2002 until Mr. DePardo reached age 65 on October 27, 2003 for a total of $150, 022.15. Sun Life has wrongfully and unreasonably denied Mr. DePardo the aforesaid amount.

22. TAC self-insures with regard to STD benefits.

23. TAC paid Mr. DePardo 13 weeks of STD benefits at a rate of $1,088.66, which is 66.66% of $1,634.32 per week.

24. TAC should have paid Mr. DePardo $3,089.24 per week for 13 weeks which is 66.66% of $4,634.32.

25. TAC paid the incorrect lower amount because it failed to include and calculate Mr. DePardo's $12,000.00 per month commissions as part of his Basic Annual Earnings.

26. Mr. DePardo is due payment of $26,007.54 in STD benefits, which is the difference between the amount of STD benefits TAC paid and the amount it should have paid.

27. Mr. DePardo's life insurance policy through his employment with TAC carried a death benefi of $171,000.00.

28. TAC, as the policyholder, had the option of continuing Mr. DePardo's coverage, for absence due to illness, by payment of the policy premium for 12 months following termination of acti e employment.

29. Mr. DePardo never was notified that TAC discontinued paying the premium on his life insurance policy, although it appears that TAC did so.

30. An insured employee such as Mr. DePardo has the right to convert the life insurance policy upon notice of termination of premium payments by TAC. Mr. DePardo was denied this righ by TAC's failure to notify him.

31. If the employee is disabled, as Mr. DePardo is, he may take the cash value of the policy at 75% of the death benefit, which in Mr. DePardo's case is $128,250.00.

32. Mr. DePardo is entitled to receive $128, 250.00 as the cash value of the life policy. TAC anc Sun Life have withheld the cash value wrongfully and unreasonably.

33. Due to the defendants' unlawful denial of benefits under ERISA, Mr. DePardo has been deni STD, LTD, and Life Insurance benefits under his Plan in the total amount of $304,279.69.

CAUSES OF ACTION

34. The defendants' actions in denying Mr. DePardo benefits provided by the Plan constitute an unlawful denial of benefits under 29 U.S.C. § 1132(a)(1)(B) of ERISA.

35. The Plan documents do not grant the administrator or fiduciary discretion to determine eligib ity for benefits, nor to construe the terms of the Plan; therefore all factual issues and issues of Pla interpretation presented herein are subject to *de novo* review by this Court.

36. Under the standards applicable to ERISA actions, the plaintiff is entitled to recover a reasonable attorney's fee and costs of the action pursuant to section 502(g)(1) of ERISA, 29 U.S.C. § 1132(g).

PRAYER FOR RELIEF

WHEREFORE, the plaintiff respectfully prays that the Court:

(1) Declare, adjudge and decree that the defendant is obligated to pay the plaintiff the STD, LTD and Life Insurance benefits due to him under the Plan.

(2) Award the plaintiff prejudgement interest, the costs of this action and reasonable attorney' fees; and

(3) Award such other relief as may be just and reasonable.

Respectfully submitted:

The Plaintiff, William A. DePardo,

By his Attorneys,

Nicholas S. Guerrera, BBO#551475
Shaheen Guerrera & O'Leary, LLC
Jefferson Office Park
820A Turnpike Street
North Andover, MA 01845
(978)689-0800

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

04 10252 WGY

1. Title of case (name of first party on each side only) Hugh F. Boyd III v. Massachusetts Financial Services Company, et al.

2. Category in which the case belongs based upon the numbered nature of suit code listed on the civil cover sheet. (See local rule 40.1(a)(1)).

- [ ] I. 160, 410, 470, R.23, REGARDLESS OF NATURE OF SUIT.
- [x] II. 195, 368, 400, 440, 441-444, 540, 550, 555, 625, 710, 720, 730, 740, 790, 791, 820*, 830*, 840*, 850, 890, 892-894, 895, 950. *Also complete AO 120 or AO 121 for patent, trademark or copyright cases
- [ ] III. 110, 120, 130, 140, 151, 190, 210, 230, 240, 245, 290, 310, 315, 320, 330, 340, 345, 350, 355, 360, 362, 365, 370, 371, 380, 385, 450, 891.
- [ ] IV. 220, 422, 423, 430, 460, 510, 530, 610, 620, 630, 640, 650, 660, 690, 810, 861-865, 870, 871, 875, 900.
- [ ] V. 150, 152, 153.

3. Title and number, if any, of related cases. (See local rule 40.1(g)). If more than one prior related case has been filed in this district please indicate the title and number of the first filed case in this court.

Riggs v. Massachusetts Financial Services Company, et al., Civ. No. 03-12500-WGY (D.Mass.)

4. Has a prior action between the same parties and based on the same claim ever been filed in this court?

YES [ ] NO [x]

5. Does the complaint in this case question the constitutionality of an act of congress affecting the public interest? (See 28 USC §2403)

YES [ ] NO [x]

If so, is the U.S.A. or an officer, agent or employee of the U.S. a party?

YES [ ] NO [ ]

6. Is this case required to be heard and determined by a district court of three judges pursuant to title 28 USC §2284?

YES [ ] NO [x]

7. Do all of the parties in this action, excluding governmental agencies of the united states and the Commonwealth of Massachusetts ("governmental agencies"), residing in Massachusetts reside in the same division? - (See Local Rule 40.1(d)).

YES [ ] NO [x]

A. If yes, in which division do all of the non-governmental parties reside?

Eastern Division [ ] Central Division [ ] Western Division [ ]

B. If no, in which division do the majority of the plaintiffs or the only parties, excluding governmental agencies, residing in Massachusetts reside?

Eastern Division [ ] Central Division [ ] Western Division [ ]

8. If filing a Notice of Removal - are there any motions pending in the state court requiring the attention of this Court? (If yes, submit a separate sheet identifying the motions)

YES [ ] NO [ ]

(PLEASE TYPE OR PRINT)

ATTORNEY'S NAME Thomas M. Sobol

ADDRESS Hagens Berman LLP, 225 Franklin Street, 26th Floor, Boston, MA 02110

TELEPHONE NO. (617) 482-3700

JS 44 (Rev. 3/99)

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other pa ers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September '74, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE C THE FORM.)

I. (a) PLAINTIFFS
Hugh F. Boyd III and Sandra S. Boyd

DEFENDANTS
Massachusetts Financial Services Company, et a
See Exhibit A (attached)

(b) County of Residence of First Listed Plaintiff ______
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed ______
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)
Thomas M. Sobol (617) 482-3700
Hagens Berman LLP
225 Franklin Street, 26th Floor, Boston, MA 02110

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☒ 4
Citizen of Another State	☒ 2	☐ 2	Incorporated and Principal of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury—Med. Malpractice
- ☐ 365 Personal Injury — Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt.Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce/ICC Rates/etc.
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900 Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes
- ☐ 890 Other Statutory Actions

V. ORIGIN (PLACE AN "X" IN ONE BOX ONLY)

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION (Cite the U.S. Civil Statute under which you are filing and write brief statement of cause. Do not cite jurisdictional statutes unless diversity.)

15 USC secs. 77k, 771(a)(2) and 77(o); 15 USC secs. 78j(b) and 78t(a); 15 USC secs. 80a-33 and 35.

VII. REQUESTED IN COMPLAINT: ☒ CHECK IF THIS IS A CLASS ACTION DEMAND UNDER F.R.C.P. 23

CHECK YES only if demanded in complaint: JURY DEMAND: ☒ Yes ☐ No

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE See Exhibit B (attached) DOCKET NUMBER ______

DATE February 5, 2004 SIGNATURE OF ATTORNEY OF RECORD [signature]

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUNT ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

EXHIBIT A
LIST OF DEFENDANTS

Massachusetts Financial Services Company
MFS Investment Management
MFS Series Trust I
MFS Series Trust II
MFS Series Trust III
MFS Series Trust IV
MFS Series Trust V
MFS Series Trust VI
MFS Series Trust VII
MFS Series Trust VIII
MFS Series Trust IX
MFS Series Trust X
MFS Series Trust XI
Sun Life Financial, Inc.
MFS Capital Opportunities Fund
MFS Core Growth Fund
MFS Emerging Growth Fund
MFS Large Cap Growth Fund
MFS Managed Sectors Fund
MFS Mid Cap Growth Fund
MFS New Discovery Fund
MFS New Endeavor Fund
MFS Research Fund
MFS Strategic Growth Fund
MFS Technology Fund
Massachusetts Investors Growth Stock
MFS Mid Cap Value Fund
MFS Research Growth and Income Fund
MFS Total Return Fund
MFS Union Standard Equity Fund
MFS Utilities Fund, MFS Value Fund
Massachusetts Investors Trust
MFS Aggressive Growth Allocation Fund
MFS Conservative Allocation Fund
MFS Moderate Allocation Fund
MFS Bond Fund
MFS Emerging Markets Debt Fund
MFS Government Limited Maturity Fund
MFS Government Mortgage Fund
MFS Government Securities Fund
MFS High Income Fund
MFS High Yield Opportunities Fund
MFS Intermediate Investment Grade Bond Fund

MFS Limited Maturity Fund
MFS Research Bond Fund
MFS Strategic Income Fund
MFS Alabama Municipal Bond Fund
MFS Arkansas Municipal Bond Fund
MFS California Municipal Bond Fund
MFS Florida Municipal Bond Fund
MFS Georgia Municipal Bond Fund
MFS Maryland Municipal Bond Fund
MFS Massachusetts Municipal Bond Fund
MFS Mississippi Municipal Bond Fund
MFS Municipal Bond Fund
MFS Municipal Limited Maturity Fund
MFS New York Municipal Bond Fund
MFS North Carolina Municipal Bond Fund
MFS Pennsylvania Municipal Bond Fund
MFS South Carolina Municipal Bond Fund
MFS Tennessee Municipal Bond Fund
MFS Virginia Municipal Bond Fund
MFS West Virginia Municipal Bond Fund
MFS Emerging Markets Equity Fund
MFS Global Equity Fund
MFS Global Growth Fund
MFS Global Total Return Fund
MFS International Growth Fund
MFS International New Discovery Fund
MFS International Value Fund
MFS Research International Fund
Does 1 through 100

EXHIBIT B
REALATED ACTIONS

1. *Bruce Riggs, Individually and On Behalf of All Others Similarly Situated, v. Massachusetts Financial Services Company, et al.*, Civ. No. 03-12500-WGY (D.Mass.).

2. *Gustavo Bruckner, derivatively on behalf of the MFS Capital Opportunities Fund, the Massachusetts Investor Trust and the "MFS Funds" v. Massachusetts Financial Services Company, et al.*, Civ. No. 03-12483-MEL (D. Mass.).

3. *David Shaev v. Massachusetts Financial Services Co.*, Civ. No. 03-12520-MEL (D.Mass.).

4. *Zachary Alan Starr, derivatively on behalf of the Massachusetts Investors Trust and the Massachusetts Investors Growth Stock Fund v. Massachusetts Financial Services Company*, Civ. No. 03-12595-MEL (D.Mass.)

5. *Ed Casey v. Massachusetts Financial Services Company*, Civ. No. 04-10010-MEL (D.Mass.).

6. *Oliver S. Trone v. MFS Capital Opportunities Fund*, Civ. No. 03-12514-WGY (D.Mass.).

7. *Dolores B. Manson, derivatively on behalf of the MFS Massachusetts Investor Fund, the MFS Strategic Growth Fund, the MFS Value Fund, the MFS Fixed Income Trust Bond Fund, Massachusetts Investors Trust and the "MFS Fund" v. Massachusetts Financial Services Company, et al.*, Civ. No. 03-12515-MEL (D.Mass.).

8. *Danielle Adams, Individually and On Behalf of All Others Similarly Situated, et al., v. MFS Capital Opportunities Fund, et al.*, Civ. No. 03-12536-WGY (D.Mass.).

9. *Jacob Elephant, On Behalf of Himself and All Others Similarly Situated, v. Massachusetts Financial Services Company, et al.*, Civ. No. 03-12570-WGY (D.Mass.).

10. *Yakov Burstein, IRA, Individually and On Behalf of All Others Similarly Situated v. MFS Global Telecommunications Fund, et al.*, Civ. No. 03-12622-WGY (D.Mass.).

11. *Albert Feldman, On Behalf of Himself and all Others Similarly Situated, v. Massachusetts Financial Services Company*, et al., Civ. No. 04-10009-RGS(D.Mass.).

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

04 10252 WGY

HUGH F. BOYD, III, and SANDRA S. BOYD, Individually and On Behalf of All Others Similarly Situated, Plaintiffs,	CIVIL ACTION NO.
vs.	CLASS ACTION COMPLAINT
	MAGISTRATE JUDGE Alexander
MASSACHUSETTS FINANCIAL SERVICES COMPANY, MFS INVESTMENT MANAGEMENT, SUN LIFE FINANCIAL, INC. MFS SERIES TRUST I, MFS SERIES TRUST II, MFS SERIES TRUST III, MFS SERIES TRUST IV, MFS SERIES TRUST V, MFS SERIES TRUST VI, MFS SERIES TRUST VII, MFS SERIES TRUST VIII, MFS SERIES TRUST IX, MFS SERIES TRUST X, MFS SERIES TRUST XI, MFS CAPITAL OPPORTUNITIES FUND, MFS CORE GROWTH FUND; MFS EMERGING GROWTH FUND, MFS LARGE CAP GROWTH FUND, MFS MANAGED SECTORS FUND, MFS MID CAP GROWTH FUND, MFS NEW DISCOVERY FUND, MFS NEW ENDEAVOR FUND, MFS RESEARCH FUND, MFS STRATEGIC GROWTH FUND, MFS TECHNOLOGY FUND, MASSACHUSETTS INVESTORS GROWTH STOCK, MFS MID CAP VALUE FUND, MFS RESEARCH GROWTH AND INCOME FUND, MFS TOTAL RETURN FUND, MFS UNION STANDARD EQUITY FUND, MFS UTILITIES FUND, MFS VALUE FUND, MASSACHUSETTS INVESTORS TRUST, MFS AGGRESSIVE GROWTH ALLOCATION FUND, MFS CONSERVATIVE ALLOCATION FUND, MFS MODERATE ALLOCATION FUND, MFS BOND FUND, MFS EMERGING MARKETS DEBT FUND, MFS GOVERNMENT LIMITED MATURITY FUND, MFS GOVERNMENT MORTGAGE FUND, MFS GOVERNMENT SECURITIES FUND,	**JURY TRIAL DEMANDED**
	RECEIPT # 53576 AMOUNT $ 150 SUMMONS ISSUED yes LOCAL RULE 4.1 WAIVER FORM MCF ISSUED BY DPTY. CLK. FDM DATE 2/5/04

[Caption continued on next page]

MFS HIGH INCOME FUND, MFS HIGH YIELD)
OPPORTUNITIES FUND, MFS INTERMEDIATE)
INVESTMENT GRADE BOND FUND, MFS)
LIMITED MATURITY FUND, MFS RESEARCH)
BOND FUND, MFS STRATEGIC INCOME)
FUND, MFS ALABAMA MUNICIPAL BOND)
FUND, MFS ARKANSAS MUNICIPAL BOND)
FUND, MFS CALIFORNIA MUNICIPAL BOND)
FUND, MFS FLORIDA MUNICIPAL BOND)
FUND, MFS GEORGIA MUNICIPAL BOND)
FUND, MFS MARYLAND MUNICIPAL BOND)
FUND, MFS MASSACHUSETTS MUNICIPAL)
BOND FUND, MFS MISSISSIPPI MUNICIPAL)
BOND FUND, MFS MUNICIPAL BOND FUND,)
MFS MUNICIPAL LIMITED MATURITY FUND,)
MFS NEW YORK MUNICIPAL. BOND FUND,)
MFS NORTH CAROLINA MUNICIPAL BOND)
FUND, MFS PENNSYLVANIA MUNICIPAL)
BOND FUND, MFS SOUTH CAROLINA)
MUNICIPAL BOND FUND, MFS TENNESSEE)
MUNICIPAL BOND FUND, MFS VIRGINIA)
MUNICIPAL BOND FUND, MFS WEST)
VIRGINIA MUNICIPAL BOND FUND, MFS)
EMERGING MARKETS EQUITY FUND,)
MFS GLOBAL EQUITY FUND, MFS GLOBAL,)
GROWTH FUND, MFS GLOBAL TOTAL)
RETURN FUND, MFS INTERNATIONAL)
GROWTH FUND, MFS INTERNATIONAL)
NEW DISCOVERY FUND, MFS)
INTERNATIONAL VALUE FUND,)
MFS RESEARCH INTERNATIONAL FUND,)
and DOES 1 -100,)
)
Defendants.)
)

Plaintiffs, Hugh F. Boyd, III and Sandra S. Boyd ("Plaintiffs"), individually and on behalf of all other persons similarly situated, by their undersigned attorneys, for their complaint against defendants, allege the following based upon personal knowledge as to themselves and their own acts, information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through their attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the MFS Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiffs believe that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity fo discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemer: and holders of MFS Family of Funds (as defined below), who purchased, held, or otherwise acquired shares between December 15, 1998 and December 8, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 771(a)(2), and 77(o)] and pursuant to §§ 34 and 36 of the Investment Company Act [15 U.S.C. §§ 80a-33 and 35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. §

77v]; and §§ 34 and 36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiffs bought and held shares of MFS Funds during the Class Period, as detailed in the attached certification, and have suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Massachusetts Financial Services Company is a registered investment adviser located in Boston, Massachusetts. Massachusetts Financial Services Company manages the MFS Family of Mutual Funds. Massachusetts Financial Services Company maintains its principal place of business at 500 Boylston Street, Boston, MA 02116.

8. Defendant MFS Investment Management is registered investment adviser located in Boston Massachusetts. MFS Investment Management manages the MFS Family of Mutual Funds. MFS Investment Management maintains its principal place of business at 500 Boylston Street, Boston, MA 02116.

9. Defendants Massachusetts Financial Services Company and MFS Investment Management are collectively referred to as "MFS."

10. Defendants MFS Series Trust I, II, III, IV, V, VI, VII, VIII, IX, X, and XI

(collectively referred to as the "Fund Registrants") are the registrants of the MFS Family of Mutual Funds. The Fund Registrants maintain a principal place of business at 500 Boylston Street, Boston, MA 02116.

11. Defendant Sun Life Financial, Inc. ("Sun Life") is an internationally diversified financial services organization providing savings, retirement and pension products, as well as lil and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. Sun Life is the parent company of MFS.

12. Defendants MFS Capital Opportunities Fund, MFS Core Growth Fund, MFS Emerging Growth Fund, MFS Large Cap Growth Fund, MFS Managed Sectors Fund, MFS Mid Cap Growth Fund, MFS New Discovery Fund, MFS New Endeavor Fund, MFS Research Fund, MFS Strategic Growth Fund, MFS Technology Fund, Massachusetts Investors Growth Stock, MFS Mid Cap Value Fund, MFS Research Growth and Income Fund, MFS Total Return Fund, MFS Union Standard Equity Fund, MFS Utilities Fund, MFS Value Fund, Massachusetts Investors Trust, MFS Aggressive Growth Allocation Fund, MFS Conservative Allocation Fund, MFS Moderate Allocation Fund, MFS Bond Fund, MFS Emerging Markets Debt Fund, MFS Government Limited Maturity Fund, MFS Government Mortgage Fund, MFS Government Securities Fund, MFS High Income Fund, MFS High Yield Opportunities Fund, MFS Intermediate Investment Grade Bond Fund, MFS Limited Maturity Fund, MFS Research Bond Fund, MFS Strategic Income Fund, MFS Alabama Municipal Bond Fund, MFS Arkansas Municipal Bond Fund, MFS California Municipal Bond Fund, MFS Florida Municipal Bond Fund, MFS Georgia Municipal Bond Fund, MFS Maryland Municipal Bond Fund, MFS Massachusetts Municipal Bond Fund, MFS Mississippi Municipal Bond Fund, MFS Municipal

Bond Fund, MFS Municipal Limited Maturity Fund, MFS New York Municipal Bond Fund, MFS North Carolina Municipal Bond Fund, MFS Pennsylvania Municipal Bond Fund, MFS South Carolina Municipal Bond Fund, MFS Tennessee Municipal Bond Fund, MFS Virginia Municipal Bond Fund, MFS West Virginia Municipal Bond Fund, MFS Emerging Markets Equity Fund, MFS Global Equity Fund, MFS Global Growth Fund, MFS Global Total Return Fund, MFS International Growth Fund, MFS International New Discovery Fund, MFS International Value Fund, and MFS Research International Fund (collectively referred to as the "MFS Funds") are mutual funds that are registered under the Investment Company Act and managed by MFS with its principal place of business located at 500 Boylston Street, Boston, MA 02116.

13. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiffs, who sue said defendants by such fictitious names. Plaintiffs are informed and believe and thereon allege that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiffs and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiffs bring this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between December 15,1998 and December 8, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class

are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are hundreds or thousands of members in the proposed Class.

16. Plaintiffs' claims are typical of the claims of the members of the Class, because Plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

17. Plaintiffs will fairly and adequately protect the interests of the Class members and have retained counsel who are experienced and competent in class actions and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the

Class are:

(a) Whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) Whether defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, wha is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

21. The defendants' wrongful conduct involved "market timing" or "timing" of mutual funds. "Market timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that market timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that market timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow market timing.

22. In fact, certain mutual fund companies have employees (generally referred to as

the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timin[g] police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of market timing. In fact, the opposite was true: defendants sold the right to market time their fund[s] to other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "market timing" of mutual funds, the Doe Defendants, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

MARKET TIMING

25. Mutual Funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at a NAV at

4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "market timing" or "timing" the fund.

27. Effective market timing captures an arbitrage profit. The arbitrage profit from market timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the market timer sells on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces

the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transactio costs.

29. Mutual fund managers are aware of the damaging effect that market timers have on their funds. While it is virtually impossible for fund managers to identify every market timin; trade, large movements in and out of funds are easy for managers to spot, and mutual fund managers have tools to fight back against market timers.

30. Fund managers typically have the power simply to reject market timers' purchases As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that market timing causes.

31. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows: Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter, the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for

financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The marke timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to market time. Fund managers have succumbed to temptation and allowed investors i the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money -- often many millions of dollars -- in the same family of mutual funds (while moving the money from fund to fund), The Doe Defendants assured the manager that he or she would collect management and other fees on the amount whether it was ii the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of marke timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE MFS FUNDS

36. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against two hedge funds in connection with the unlawful mutual fund practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary [one of the market timing hedge funds] developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong Funds to late trade and time those companies' respective mutual funds. The Attorney General further alleged:

> Bank of America ... (i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

37. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, MFS and Sun Life received inquiries and subpoenas for documents from those agencies.

38. On December 8, 2003, Sun Life and MFS announced that the staff of the Boston office of the SEC had indicated that it intended to recommend to the SEC that an enforcement

action be taken against MFS alleging, in effect, that the disclosure in certain of MFS' fund prospectuses concerning market timing was false and misleading, and breach of fiduciary duty.

39. On December 9, 2003, *The New York Times* (the "*Times*") reported that MFS "allowed privileged clients to trade quickly in and out of its biggest funds while saying it restricted the practice for the vast majority of its shareholders, according to a memorandum from a senior company executive." The *Times* further reported that the memorandum showed that in 2001, executives at MFS essentially created two classes of funds - a small group of large funds that would accept rapid-fire trades, a practice known as market timing, and a larger group of international funds that would not. At no time, though, did MFS change the language in its prospectuses, which said that market timing was not permitted in any of its funds. Additionally, the *Times* reported that "[a]mong the most popular offerings was MFS Emerging Growth, one of the five equity funds that MFS made available to market timers. But no restrictions were placed on Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Research Fund, MFS Total Return Fund or the emerging growth fund. The rationale was that because these funds were very large and liquid, excessive trading would not harm shareholders."

40. The actions of the defendants have harmed Plaintiffs and members of the Class. In essence, the defendants' actions of allowing market timing to occur have caused Plaintiffs and members of the Class' shares to be diluted in value.

41. As such, defendants have breached their fiduciary duties to Plaintiffs and the Class by lying to investors about their effort to curb market timers and by entering into undisclosed agreements intended to boost their fees and permitting the Doe Defendants and others to time the mutual funds. As a result, defendants have violated the Securities Act, the

Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE MFS MUTUAL FUND'S PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

42. The MFS Mutual Funds' Prospectuses stated that its "**MFS Funds do not permi market timing or other excessive trading practices. Excessive, short-term (market timing) trading practices may disrupt portfolio management strategies and harm fund performance. MFS Funds will reject or restrict an investor's purchase orders if there is a history of market timing... Requests to exchange shares of MFS global and international funds that have not been held for 15 days will be refused... .**" (Emphasis added.)

43. Given that MFS allowed market timing of its funds to occur, its prospectuses wer false and misleading because it failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time their trading of the MFS Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the MFS Funds; (c) that, contrary to the representations in the Prospectuses, MFS only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs, thereby reducing the MFS Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefited financially at the expense of MFS Funds' investors including Plaintiffs and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

44. The market for the MFS Funds was open, well-developed and efficient at all

relevant times. As a result of these materially false and misleading statements and failures to disclose, the MFS Funds traded at distorted prices during the Class Period. Plaintiffs and other members of the Class purchased or otherwise acquired the MFS Funds relying upon the integrity of the NAV for the MFS Funds and market information relating to the MFS Funds, and have been damaged thereby.

45. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the MFS Funds, by allowing the Doe Defendants to time the MFS Funds.

46. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiffs and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

47. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the MFS Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the MFS Funds, their control over, and/or receipt and/or modification of the MFS Funds' allegedly materially misleading misstatements and/or their associations with the MFS Funds which made them privy to confidential proprietary information concerning the MFS Funds, participated in the fraudulent

scheme alleged herein.

48. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, defendants siphoned money out of the mutual funds anc into their own pockets.

49. The defendants were motivated to participate in the wrongful scheme by the enormous profits they derived therefrom. They systematically pursued the scheme with full knowledge of its consequences to other investors.

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

50. At all relevant times, the market for the MFS Funds was an efficient market for the following reasons, among others:

(a) The MFS Funds met the requirements for listing, and were listed and actively traded on a highly efficient and automated market;

(b) As regulated issuers, the MFS Funds filed periodic public reports with the SEC;

(c) The MFS Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The MFS Funds were followed by several mutual fund analysts who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

51. As a result of the foregoing, the market for the MFS Funds promptly digested current information regarding the MFS Funds from all publicly available sources and reflected such information in the MFS Funds' NAV. Under these circumstances, all purchasers of the MFS Funds during the Class Period suffered similar injury through their purchases of the MFS Funds' shares at distorted prices, and, therefore, a presumption of reliance applies.

NO SAFE HARBOR

52. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or

approved by an executive officer of the defendants who knew that those statements were false when made.

COUNT ONE
AGAINST THE FUND REGISTRANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

53. Plaintiffs repeat and reallege each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, Plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

54. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Plaintiffs and other members of the Class against the Fund Registrants.

55. The Fund Registrants are the registrants for the MFS Funds sold to Plaintiffs and the other members of the Class and are statutorily liable under Section 11. The Fund Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

56. Plaintiffs were provided with the MFS Emerging Growth Fund Prospectus and, similarly, prior to purchasing units of each of the other MFS Funds, all Class members likewise, received the appropriate prospectus, Plaintiffs and other Class members purchased shares of the MFS Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

57. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the MFS Funds to monitor and take steps to prevent timed

trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (the Doe named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time their trading of the MFS Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the MFS Funds; (c) that, contrary to the representations in the Prospectuses, the MFS Funds only enforced their policy against frequent traders selectively, (d) that the defendant: regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs, thereby reducing the MFS Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefited financially at the expense of MFS Funds' investors including Plaintiffs and other members of the Class.

58. At the time they purchased the MFS Funds' shares traceable to the defective Prospectuses, Plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omissions alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO
AGAINST SUN LIFE AND MFS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

59. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, Plaintiffs expressly exclude and disclaim any allegation that coulc be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates

the allegations contained above.

60. This Claim is brought pursuant to Section 15 of the Securities Act against Sun Life and MFS as a control persons of the Fund Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the MFS Funds' public filings, press releases and other publications represent the collective actions of Sun Life and MFS.

61. The Fund Registrants are liable under Section 11 of the Securities Act as set forth herein.

62. Sun Life and MFS are "control persons" of the Fund Registrants within the meaning of Section 15 of the Securities Act, by virtue of their positions of operational control and/or ownership. At the time Plaintiffs and other members of the Class purchased shares of the MFS Funds, Sun Life and MFS, by virtue of their positions of control and authority over the Fund Registrants directly and indirectly, had the power and authority, and exercised the same, to cause the Fund Registrants to engage in the wrongful conduct complained of herein. The Fund Registrants issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

63. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Sun Life and MFS are liable to Plaintiffs and the other members of the Class for the Fund Registrants' primary violations of Section 11 of the Securities Act.

64. By virtue of the foregoing, Plaintiffs and the other members of the Class are entitled to damages against Sun Life and MFS.

COUNT THREE
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

65. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

66. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiffs and the other Class members, as alleged herein and cause Plaintiffs and other members of the Class to purchase or redeem MFS Funds shares or interests a distorted prices and otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

67. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the MFS Funds, including Plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated MFS Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

68. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a

continuous course of conduct to conceal adverse material information about the MFS Funds operations, as specified herein.

69. These defendants employed devices, schemes and artifices to defraud and a cours of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated a: a fraud and deceit upon Plaintiffs and members of the Class.

70. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. The defendants' material misrepresentations and/or omissions were done knowingly or recklessly anc for the purpose and effect of concealing the truth.

71. As a result of the dissemination of the materially false and misleading informatio and failure to disclose material facts, as set forth above, the market prices of the MFS Funds wer distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts, the market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Plaintiffs and the other members of the Class acquired or redeemed the shares or interests in the MFS Funds during the Class Period at distorted prices and were damaged thereby.

72. At the time of said misrepresentations and omissions, Plaintiffs and other

members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiffs and the other members of the Class and the marketplace known of the truth concerning the MFS Funds' operations, which were not disclosed by defendants, Plaintiffs and other members of the Class would not have redeemed, purchased or otherwise acquired or disposed of their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

73. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule l0b-5 promulgated thereunder.

74. As a direct and proximate result of defendants' wrongful conduct, Plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the MFS Funds shares during the Class Period.

COUNT FOUR
AGAINST SUN LIFE, MFS, AND THE FUND REGISTRANTS AS A CONTROL PERSON FOR, VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

75. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

76. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Sun Life as a control person of MFS, the Fund Registrants, and the MFS Funds; against MFS as a control person of the Fund Registrants and the MFS Funds; and against the Fund Registrants as a control person of the MFS Funds.

77. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the MFS Funds' public filings, press releases and other publications are the collective actions of Sun Life

and MFS.

78. Sun Life, MFS, and the Fund Registrants are controlling persons of the MFS Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the MFS Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Sun Life, MFS, and the Fund Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the MFS Funds, including the content and dissemination of the various statements which Plaintiffs contend are false and misleading. Sun Life, MFS, and the Fund Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

79. In particular, Sun Life, MFS, and the Fund Registrants had direct and supervisory involvement in the operations of the MFS Funds and, therefore, are presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

80. As set forth above, Sun Life, MFS, and the Fund Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Sun Life, MFS, and the Fund Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Plaintiffs and other members of the Class suffered damages in connection with their purchases of MFS Funds' securities during the Class Period.

COUNT FIVE
VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT OF 1940
AGAINST ALL DEFENDANTS

81. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

82. This claim for relief is brought pursuant to Section 34(b) of the Investment Company Act of 1940 against defendants.

83. Under Section 34(b) of the Investment Company Act of 1940, it shall be unlawfu for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this title c the keeping of which is required pursuant to section 31(a) [15 USCS § 80a-30(a)]. It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

84. Here, defendants have made untrue statements of a material fact in a registration statement, application, report, account, record, and/or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31 (a) [15 USCS § 80a-30(a)].

85. As such, Plaintiffs and other Class members have been injured as a result of defendants' untrue statements and have violated Section 34(b) of the Investment Act of 1940.

COUNT SIX
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940
AGAINST ALL DEFENDANTS

86. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

87. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. McLachlan v. Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

88. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to Plaintiffs and other Class members with respect to the receipt of fees and compensation that defendants received for services of a material nature.

89. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing the Doe Defendants to engage in timing of the MFS Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiffs and Class members.

90. Defendants engaged in such scheme to only benefit themselves and their affiliates by allowing the Doe Defendants to engage in timing of the MFS Funds named herein in return for substantial fees and other income.

91. Defendants have breached the fiduciary duties they owe to Plaintiffs and other Class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Funds.

92. Plaintiffs and other Class members have been injured as a result of defendants'

breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SEVEN
AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

93. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

94. Plaintiffs and the Class placed their trust and confidence in Sun Life and MFS to manage the assets they invested in the MFS Funds.

95. Plaintiffs and the Class reasonably expected that the defendants would honor thei obligations to them by, among other things, observing the securities laws and honoring the representations made in the MFS Funds' prospectuses.

96. The defendants, aided and abetted by the other defendants, who are co-conspirators, breached their fiduciary duties to the Plaintiffs and the Class by violating the securities laws and breaching express and implied representations contained in the MFS Funds' prospectuses for the benefit of the MFS Funds and each of the other defendants.

97. Each of the defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing its own interests.

98. Plaintiffs and the Class have been specially injured by defendants' wrongdoing. For example, those Class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

99. The defendants, aided and abetted by the other defendants, who are also co-conspirators, acted in bad faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

100. As a direct and proximate result of the defendants' foregoing breaches of fiduciar duties, Plaintiffs and the members of the Class have suffered damages.

101. The defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs on behalf of themselves and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding Plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding Plaintiffs and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure Plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Date: February 5, 2004

Respectfully submitted,

HAGENS BERMAN LLP
Thomas M. Sobol (BBO# 471771)
225 Franklin Street, 26th Floor
Boston, MA 02110
Tel: (617) 482-3700
Fax: (617) 482-3003

MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
Carol V. Gilden
Louis A. Kessler
191 North Wacker Drive, Suite 1800
Chicago, Illinois 60606
Tel: (312) 521-2403
Fax: (312) 521-2100

CERTIFICATION OF PLAINTIFF PURSUANT TO FEDERAL SECURITIES LAW REGARDING THE MFS FAMILY OF MUTUAL FUNDS

Hugh F. Boyd, III hereby certifies on oath as follows:

1. I have reviewed the draft complaint prepared on my behalf..

2. I did not purchase fund that is the subject of this action at the direction of plaintiff's couns or in order to participate in any private action arising under the securities laws.

3. I am willing to serve as a representative party on behalf of the class, including providin testimony at deposition and trial if necessary.

4. My transaction(s) in the fund(s) that is/are the subject of this action during the Class Perio is/are as follows:

Fund	Transaction(s)	Number of Shares	Date	Net Price
MASS Investors Growth Stock		1880.552	3/13/2000	$22.18
Emerging Growth		170.463	12/28/1999	$64.53

5. I have not sought to serve as a class representative in any other cases under the feder securities laws within the last three years.

6. I will not accept any payment for serving as a representative party on behalf of the clas beyond the plaintiff's pro rata share of any recovery, except such reasonable costs and expense (including lost wages) directly relating to the representation of the class as ordered or approved by th Court.

7. I declare under penalty of perjury that the foregoing is true and correct.

EXECUTED this 28 day of January 2004 in San Antonio (City), TX (State).

[signature]

Hugh F. Boyd, III

CERTIFICATION OF PLAINTIFF PURSUANT TO FEDERAL SECURITIES LAW REGARDING THE MFS FAMILY OF MUTUAL FUNDS

Sandra S. Boyd hereby certifies on oath as follows:

1. I have reviewed the draft complaint prepared on my behalf..

2. I did not purchase fund that is the subject of this action at the direction of plaintiff's counse or in order to participate in any private action arising under the securities laws.

3. I am willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial if necessary.

4. My transaction(s) in the fund(s) that is/are the subject of this action during the Class Perioc is/are as follows:

Fund	Transaction(s)	Number of Shares	Date	Net Price
MFS MidCap Growth		1147.001	2/11/2000	$16.01
Emerging Growth		170.463	12/28/1999	$64.55

5. I have not sought to serve as a class representative in any other cases under the federal securities laws within the last three years.

6. I will not accept any payment for serving as a representative party on behalf of the class beyond the plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

7. I declare under penalty of perjury that the foregoing is true and correct.

EXECUTED this 28 day of January 2004 in San Antonio (City), TX (State).

Sandra S. Boyd

Sandra S. Boyd

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

1. Title of case (name of first party on each side only) Harold A. Berger v. Massachusetts Financial Services Company, et al.

2. Category in which the case belongs based upon the numbered nature of suit code listed on the civil cover sheet. (See local rule 40.1(a)(1)).

☐ I. 160, 410, 470, R.23, REGARDLESS OF NATURE OF SUIT.

☑ II. 195, 368, 400, 440, 441-444, 540, 550, 555, 625, 710, 720, 730, 740, 790, 791, 820*, 830*, 840*, 850, 890, 892-894, 895, 950. *Also complete AO 120 or AO 121 for patent, trademark or copyright cases

☐ III. 110, 120, 130, 140, 151, 190, 210, 230, 240, 245, 290, 310, 315, 320, 330, 340, 345, 350, 355, 360, 362, 365, 370, 371, 380, 385, 450, 891.

☐ IV. 220, 422, 423, 430, 460, 510, 530, 610, 620, 630, 640, 650, 660, 690, 810, 861-865, 870, 871, 875, 900.

☐ V. 150, 152, 153.

04 10253 WGY

3. Title and number, if any, of related cases. (See local rule 40.1(g)). If more than one prior related case has been filed in this district please indicate the title and number of the first filed case in this court.

Riggs v. Massachusetts Financial Services Company, et al., Civ. No. 03-12500-WGY (D.Mass.)

4. Has a prior action between the same parties and based on the same claim ever been filed in this court?

YES ☐ NO ☑

5. Does the complaint in this case question the constitutionality of an act of congress affecting the public interest? (See 28 USC §2403)

YES ☐ NO ☑

If so, is the U.S.A. or an officer, agent or employee of the U.S. a party?

YES ☐ NO ☐

6. Is this case required to be heard and determined by a district court of three judges pursuant to title 28 USC §2284?

YES ☐ NO ☑

7. Do all of the parties in this action, excluding governmental agencies of the united states and the Commonwealth of Massachusetts ("governmental agencies"), residing in Massachusetts reside in the same division? - (See Local Rule 40.1(d)).

YES ☐ NO ☑

A. If yes, in which division do all of the non-governmental parties reside?

Eastern Division ☐ Central Division ☐ Western Division ☐

B. If no, in which division do the majority of the plaintiffs or the only parties, excluding governmental agencies, residing in Massachusetts reside?

Eastern Division ☐ Central Division ☐ Western Division ☐

8. If filing a Notice of Removal - are there any motions pending in the state court requiring the attention of this Court? (If yes, submit a separate sheet identifying the motions)

YES ☐ NO ☐

(PLEASE TYPE OR PRINT)

ATTORNEY'S NAME Thomas M. Sobol

ADDRESS Hagens Berman LLP, 225 Franklin Street, 26th Floor, Boston, MA 02110

TELEPHONE NO. (617) 482-3700

JS 44 (Rev. 3.99)

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other p ers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 74, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE C THE FORM.)

I. (a) PLAINTIFFS

Harold A. Berger

(b) County of Residence of First Listed Plaintiff ________
(EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorney's (Firm Name, Address, and Telephone Number)

Thomas M. Sobol (617) 482-3700
Hagens Berman LLP
225 Franklin Street, 26th Floor, Boston, MA 02110

DEFENDANTS

Massachusetts Financial Services Company, et a
See Exhibit A (attached)

County of Residence of First Listed ________
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF HE LAND INVOLVED.

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Bo for and One Box for Defen it) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☒ 4
Citizen of Another State	☒ 2	☐ 2	Incorporated and Principal of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury— Med. Malpractice
- ☐ 365 Personal Injury — Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt.Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATU ES
- ☐ 400 State Reapportion ent
- ☐ 410 Antitrust
- ☐ 430 Banks and Bankin
- ☐ 450 Commerce/ICC R s/etc.
- ☐ 460 Deportation
- ☐ 470 Racketeer Influen l and Corrupt Organizat s
- ☐ 810 Selective Service
- ☒ 850 Securities/Comm ties/ Exchange
- ☐ 875 Customer Challen 12 USC 3410
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabiliz on Act
- ☐ 893 Environmental M ers
- ☐ 894 Energy Allocation ct
- ☐ 895 Freedom of Information Act
- ☐ 900 Appeal o Fee Determination Under Equal Acce to Justice
- ☐ 950 Constitutionality c State Statutes
- ☐ 890 Other Statutory A ons

V. ORIGIN (PLACE AN "X" IN ONE BOX ONLY)

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to istrict Judge fro Magistrat Judgment

VI. CAUSE OF ACTION (Cite the U.S. Civil Statute under which you are filing and write brief statement of cause. Do not cite jurisdictional statutes unless diversity.)

15 USC secs. 77k, 771(a)(2) and 77(o); 15 USC secs. 78j(b) and 78t(a); 15 USC secs. 80a-33 and 35.

VII. REQUESTED IN COMPLAINT: ☒ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 DEMAND

CHECK YES only if demanded in compla t:
JURY DEMAND: ☒ Yes ☐ No

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE See Exhibit B (attached) DOCKET NUMBER

DATE February 5, 2004 SIGNATURE OF ATTORNEY OF RECORD [signature]

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUNT ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

EXHIBIT A
LIST OF DEFENDANTS

Massachusetts Financial Services Company
MFS Investment Management
MFS Series Trust I
MFS Series Trust II
MFS Series Trust III
MFS Series Trust IV
MFS Series Trust V
MFS Series Trust VI
MFS Series Trust VII
MFS Series Trust VIII
MFS Series Trust IX
MFS Series Trust X
MFS Series Trust XI
Sun Life Financial, Inc.
MFS Capital Opportunities Fund
MFS Core Growth Fund
MFS Emerging Growth Fund
MFS Large Cap Growth Fund
MFS Managed Sectors Fund
MFS Mid Cap Growth Fund
MFS New Discovery Fund
MFS New Endeavor Fund
MFS Research Fund
MFS Strategic Growth Fund
MFS Technology Fund
Massachusetts Investors Growth Stock
MFS Mid Cap Value Fund
MFS Research Growth and Income Fund
MFS Total Return Fund
MFS Union Standard Equity Fund
MFS Utilities Fund, MFS Value Fund
Massachusetts Investors Trust
MFS Aggressive Growth Allocation Fund
MFS Conservative Allocation Fund
MFS Moderate Allocation Fund
MFS Bond Fund
MFS Emerging Markets Debt Fund
MFS Government Limited Maturity Fund
MFS Government Mortgage Fund
MFS Government Securities Fund
MFS High Income Fund
MFS High Yield Opportunities Fund
MFS Intermediate Investment Grade Bond Fund

MFS Limited Maturity Fund
MFS Research Bond Fund
MFS Strategic Income Fund
MFS Alabama Municipal Bond Fund
MFS Arkansas Municipal Bond Fund
MFS California Municipal Bond Fund
MFS Florida Municipal Bond Fund
MFS Georgia Municipal Bond Fund
MFS Maryland Municipal Bond Fund
MFS Massachusetts Municipal Bond Fund
MFS Mississippi Municipal Bond Fund
MFS Municipal Bond Fund
MFS Municipal Limited Maturity Fund
MFS New York Municipal Bond Fund
MFS North Carolina Municipal Bond Fund
MFS Pennsylvania Municipal Bond Fund
MFS South Carolina Municipal Bond Fund
MFS Tennessee Municipal Bond Fund
MFS Virginia Municipal Bond Fund
MFS West Virginia Municipal Bond Fund
MFS Emerging Markets Equity Fund
MFS Global Equity Fund
MFS Global Growth Fund
MFS Global Total Return Fund
MFS International Growth Fund
MFS International New Discovery Fund
MFS International Value Fund
MFS Research International Fund
Does 1 through 100

EXHIBIT B
REALATED ACTIONS

1. *Bruce Riggs, Individually and On Behalf of All Others Similarly Situated, v. Massachusetts Financial Services Company, et al.*, Civ. No. 03-12500-WGY (D.Mass.).

2. *Gustavo Bruckner, derivatively on behalf of the MFS Capital Opportunities Fund, the Massachusetts Investor Trust and the "MFS Funds" v. Massachusetts Financial Services Company, et al.*, Civ. No. 03-12483-MEL (D. Mass.).

3. *David Shaev v. Massachusetts Financial Services Co.*, Civ. No. 03-12520-MEL (D.Mass.).

4. *Zachary Alan Starr, derivatively on behalf of the Massachusetts Investors Trust and the Massachusetts Investors Growth Stock Fund v. Massachusetts Financial Services Company*, Civ. No. 03-12595-MEL (D.Mass.)

5. *Ed Casey v. Massachusetts Financial Services Company*, Civ. No. 04-10010-MEL (D.Mass.).

6. *Oliver S. Trone v. MFS Capital Opportunities Fund*, Civ. No. 03-12514-WGY (D.Mass.).

7. *Dolores B. Manson, derivatively on behalf of the MFS Massachusetts Investor Fund, the MFS Strategic Growth Fund, the MFS Value Fund, the MFS Fixed Income Trust Bond Fund, Massachusetts Investors Trust and the "MFS Fund" v. Massachusetts Financial Services Company, et al.*, Civ. No. 03-12515-MEL (D.Mass.).

8. *Danielle Adams, Individually and On Behalf of All Others Similarly Situated, et al., v. MFS Capital Opportunities Fund, et al.*, Civ. No. 03-12536-WGY (D.Mass.).

9. *Jacob Elephant, On Behalf of Himself and All Others Similarly Situated, v. Massachusetts Financial Services Company, et al.*, Civ. No. 03-12570-WGY (D.Mass.).

10. *Yakov Burstein, IRA, Individually and On Behalf of All Others Similarly Situated v. MFS Global Telecommunications Fund, et al.*, Civ. No. 03-12622-WGY (D.Mass.).

11. *Albert Feldman, On Behalf of Himself and all Others Similarly Situated, v. Massachusetts Financial Services Company*, et al., Civ. No. 04-10009-RGS(D.Mass.).

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

HAROLD A. BERGER, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. MASSACHUSETTS FINANCIAL SERVICES COMPANY, MFS INVESTMENT MANAGEMENT, SUN LIFE FINANCIAL, INC. MFS SERIES TRUST I, MFS SERIES TRUST II, MFS SERIES TRUST III, MFS SERIES TRUST IV, MFS SERIES TRUST V, MFS SERIES TRUST VI, MFS SERIES TRUST VII, MFS SERIES TRUST VIII, MFS SERIES TRUST IX, MFS SERIES TRUST X, MFS SERIES TRUST XI, MFS CAPITAL OPPORTUNITIES FUND, MFS CORE GROWTH FUND; MFS EMERGING GROWTH FUND, MFS LARGE CAP GROWTH FUND, MFS MANAGED SECTORS FUND, MFS MID CAP GROWTH FUND, MFS NEW DISCOVERY FUND, MFS NEW ENDEAVOR FUND, MFS RESEARCH FUND, MFS STRATEGIC GROWTH FUND, MFS TECHNOLOGY FUND, MASSACHUSETTS INVESTORS GROWTH STOCK, MFS MID CAP VALUE FUND, MFS RESEARCH GROWTH AND INCOME FUND, MFS TOTAL RETURN FUND, MFS UNION STANDARD EQUITY FUND, MFS UTILITIES FUND, MFS VALUE FUND, MASSACHUSETTS INVESTORS TRUST, MFS AGGRESSIVE GROWTH ALLOCATION FUND, MFS CONSERVATIVE ALLOCATION FUND, MFS MODERATE ALLOCATION FUND, MFS BOND FUND, MFS EMERGING MARKETS DEBT FUND, MFS GOVERNMENT LIMITED MATURITY FUND, MFS GOVERNMENT MORTGAGE FUND, MFS GOVERNMENT SECURITIES FUND,	**CIVIL ACTION NO.** 04 10253 WGY **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED** MAGISTRATE JUDGE Alexander RECEIPT # 53596 AMOUNT $ 150 - VIS, SUMMONS ISSUED yes LOCAL RULE 4.1 WAIVER FORM MCF ISSUED BY DPTY. CLK. Four DATE 2/5/04

[Caption continued on next page]

MFS HIGH INCOME FUND, MFS HIGH YIELD)
OPPORTUNITIES FUND, MFS INTERMEDIATE)
INVESTMENT GRADE BOND FUND, MFS)
LIMITED MATURITY FUND, MFS RESEARCH)
BOND FUND, MFS STRATEGIC INCOME)
FUND, MFS ALABAMA MUNICIPAL BOND)
FUND, MFS ARKANSAS MUNICIPAL BOND)
FUND, MFS CALIFORNIA MUNICIPAL BOND)
FUND, MFS FLORIDA MUNICIPAL BOND)
FUND, MFS GEORGIA MUNICIPAL BOND)
FUND, MFS MARYLAND MUNICIPAL BOND)
FUND, MFS MASSACHUSETTS MUNICIPAL)
BOND FUND, MFS MISSISSIPPI MUNICIPAL)
BOND FUND, MFS MUNICIPAL BOND FUND,)
MFS MUNICIPAL LIMITED MATURITY FUND,)
MFS NEW YORK MUNICIPAL. BOND FUND,)
MFS NORTH CAROLINA MUNICIPAL BOND)
FUND, MFS PENNSYLVANIA MUNICIPAL)
BOND FUND, MFS SOUTH CAROLINA)
MUNICIPAL BOND FUND, MFS TENNESSEE)
MUNICIPAL BOND FUND, MFS VIRGINIA)
MUNICIPAL BOND FUND, MFS WEST)
VIRGINIA MUNICIPAL BOND FUND, MFS)
EMERGING MARKETS EQUITY FUND,)
MFS GLOBAL EQUITY FUND, MFS GLOBAL,)
GROWTH FUND, MFS GLOBAL TOTAL)
RETURN FUND, MFS INTERNATIONAL)
GROWTH FUND, MFS INTERNATIONAL)
NEW DISCOVERY FUND, MFS)
INTERNATIONAL VALUE FUND,)
MFS RESEARCH INTERNATIONAL FUND,)
and DOES 1 -100,)
)
Defendants.)
)

Plaintiff Harold A. Berger individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through his attorneys which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the MFS Famil of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemei and holders of MFS Family of Funds (as defined below), who purchased, held, or otherwise acquired shares between December 15, 1998 and December 8, 2003 (the "Class Period"), seekin to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 771(a)(2), and 77(o)] and pursuant to §§ 34 and 36 of the Investment Company Act [15 U.S.C. §§ 80a-33 and 35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. § 77v]; and §§ 34 and 36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Harold A. Berger bought and held shares of certain Massachusetts Financial Services Mutual Funds during the Class Period, as detailed in the attached certification and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Massachusetts Financial Services Company is a registered investment adviser located in Boston, Massachusetts. Massachusetts Financial Services Company manages the MFS Family of Mutual Funds. Massachusetts Financial Services Company maintains its principal place of business at 500 Boylston Street, Boston, MA 02116.

8. Defendant MFS Investment Management is registered investment adviser located in Boston Massachusetts. MFS Investment Management manages the MFS Family of Mutual Funds. MFS Investment Management maintains its principal place of business at 500 Boylston Street, Boston, MA 02116.

9. Defendants Massachusetts Financial Services Company and MFS Investment Management are collectively referred to as "MFS."

10. Defendants MFS Series Trust I, II, III, IV, V, VI, VII, VIII, IX, X, and XI (collectively referred to as the "Fund Registrants") are the registrants of the MFS Family of Mutual Funds. The Fund Registrants maintain a principal place of business at 500 Boylston Street, Boston, MA 02116.

11. Defendant Sun Life Financial, Inc. ("Sun Life") is an internationally diversified financial services organization providing savings, retirement and pension products, as well as life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. Sun Life is the parent company of MFS.

12. Defendants MFS Capital Opportunities Fund, MFS Core Growth Fund, MFS Emerging Growth Fund, MFS Large Cap Growth Fund, MFS Managed Sectors Fund, MFS Mid Cap Growth Fund, MFS New Discovery Fund, MFS New Endeavor Fund, MFS Research Fund, MFS Strategic Growth Fund, MFS Technology Fund, Massachusetts Investors Growth Stock, MFS Mid Cap Value Fund, MFS Research Growth and Income Fund, MFS Total Return Fund, MFS Union Standard Equity Fund, MFS Utilities Fund, MFS Value Fund, Massachusetts Investors Trust, MFS Aggressive Growth Allocation Fund, MFS Conservative Allocation Fund, MFS Moderate Allocation Fund, MFS Bond Fund, MFS Emerging Markets Debt Fund, MFS Government Limited Maturity Fund, MFS Government Mortgage Fund, MFS Government Securities Fund, MFS High Income Fund, MFS High Yield Opportunities Fund, MFS Intermediate Investment Grade Bond Fund, MFS Limited Maturity Fund, MFS Research Bond Fund, MFS Strategic Income Fund, MFS Alabama Municipal Bond Fund, MFS Arkansas Municipal Bond Fund, MFS California Municipal Bond Fund, MFS Florida Municipal Bond Fund, MFS Georgia Municipal Bond Fund, MFS Maryland Municipal Bond Fund, MFS

Massachusetts Municipal Bond Fund, MFS Mississippi Municipal Bond Fund, MFS Municipal Bond Fund, MFS Municipal Limited Maturity Fund, MFS New York Municipal Bond Fund, MFS North Carolina Municipal Bond Fund, MFS Pennsylvania Municipal Bond Fund, MFS South Carolina Municipal Bond Fund, MFS Tennessee Municipal Bond Fund, MFS Virginia Municipal Bond Fund, MFS West Virginia Municipal Bond Fund, MFS Emerging Markets Equity Fund, MFS Global Equity Fund, MFS Global Growth Fund, MFS Global Total Return Fund, MFS International Growth Fund, MFS International New Discovery Fund, MFS International Value Fund, and MFS Research International Fund (collectively referred to as the "MFS Funds") are mutual funds that are registered under the Investment Company Act and managed by MFS with its principal place of business located at 500 Boylston Street, Boston, MA 02116.

13. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes, and therefore alleges, that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between December 15,1998 and December 8,

2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiff and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the

Class are:

(a) Whether the federal securities laws were, violated by defendants' acts as alleged herein;

(b) Whether defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, wh is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

21. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" i an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as the"timing police") who are supposed to detect "timers" and put a stop to their short-term trading

activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact,the opposite was true: defendants sold the right to time their funds to other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, the Doe Defendants, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

25. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at a NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the

Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as the Doe Defendants did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the

funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transactio costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by the Doe Defendants-- are easy for manager to spot, and mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows: Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter, the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer

understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money -- often many millions of dollars -- in the same family o mutual funds (while moving the money from fund to fund), The Doe Defendants assured the manager that he or she would collect management and other fees on the amount whether it was i the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fee: to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE MFS FUNDS

36. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the

"Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against, *inter alia*, Canary Capital Partners, LLP ("Canary") in connection with the unlawful mutual fund practices of late trading and timing. More specifically, the Attorney General allege‹ the following: "Canary developed a complex strategy that allowed it to in effect sell mutual fund short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary se‹ up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time thos companies' respective mutual funds. The Attorney General further alleged:

> Bank of America ... (i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

37. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, MFS anc Sun Life received inquiries and subpoenas for documents from those agencies.

38. On December 8, 2003, Sun Life and MFS announced that the staff of the Boston office of the SEC had indicated that it intended to recommend to the SEC that an enforcement action be taken against MFS alleging, in effect, that the disclosure in certain of MFS' fund prospectuses concerning market timing was false and misleading, and breach of fiduciary duty.

39. On December 9, 2003, *The New York Times* (the "*Times*") reported that MFS

"allowed privileged clients to trade quickly in and out of its biggest funds while saying it restricted the practice for the vast majority of its shareholders, according to a memorandum from a senior company executive." The *Times* further reported that the memorandum showed that in 2001, executives at MFS essentially created two classes of funds - a small group of large funds that would accept rapid-fire trades, a practice known as market timing, and a larger group of international funds that would not. At no time, though, did MFS change the language in its prospectuses, which said that market timing was not permitted in any of its funds. Additionally, the *Times* reported that "[a]mong the most popular offerings was MFS Emerging Growth, one of the five equity funds that MFS made available to market timers. But no restrictions were placed on Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Research Fund, MFS Total Return Fund or the emerging growth fund. The rationale was that because these funds were very large and liquid, excessive trading would not harm shareholders."

40. The actions of the defendants have harmed plaintiff and members of the Class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the Class' shares to be diluted in value.

41. As such, defendants have breached their fiduciary duties to plaintiff and the Class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting The Doe Defendants and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE MFS MUTUAL FUND'S PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

42. The MFS Mutual Funds' Prospectuses stated that its "**MFS Funds do not permi market timing or other excessive trading practices. Excessive, short-term (market timing) trading practices may disrupt portfolio management strategies and harm fund performance. MFS Funds will reject or restrict an investor's purchase orders if there is a history of market timing... Requests to exchange shares of MFS global and international funds that have not been held for 15 days will be refused....**" (Emphasis added.)

43. Given that MFS allowed market timing of its funds to occur, its prospectuses wer false and misleading because it failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time their trading of the MFS Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the MFS Funds; (c) that, contrary to the representations in the Prospectuses, MFS only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs, thereby reducing the MFS Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefited financially at the expense of MFS Funds' investors including plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

44. The market for the MFS Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to

disclose, the MFS Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the MFS Funds relying upon the integrity of the NAV for the MFS Funds and market information relating to the MFS Funds, and have been damaged thereby.

45. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the MFS Funds, by allowing the Doe Defendants to time the MFS Funds.

46. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

47. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the MFS Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the MFS Funds, their control over, and/or receipt and/or modification of the MFS Funds' allegedly materially misleading misstatements and/or their associations with the MFS Funds which made them privy to confidential proprietary information concerning the MFS Funds, participated in the fraudulent scheme alleged herein.

48. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, defendants siphoned money out of the mutual funds an(into their own pockets.

49. The defendants were motivated to participate in the wrongful scheme by the enormous profits they derived therefrom. They systematically pursued the scheme with full knowledge of its consequences to other investors.

APPLICABILITY OF PRESUMPTION OF RELIANCE:
<u>FRAUD-ON-THE-MARKET DOCTRINE</u>

50. At all relevant times, the market for the MFS Funds was an efficient market for th following reasons, among others:

(a) The MFS Funds met the requirements for listing, and were listed and activel traded on a highly efficient and automated market;

(b) As regulated issuers, the MFS Funds filed periodic public reports with th SEC;

(c) The MFS Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The MFS Funds were followed by several mutual fund analysts who wrot reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

51. As a result of the foregoing, the market for the MFS Funds promptly digested current information regarding the MFS Funds from all publicly available sources and reflected such information in the MFS Funds' NAV. Under these circumstances, all purchasers of the MFS Funds during the Class Period suffered similar injury through their purchases of the MFS Funds' shares at distorted prices, and, therefore, a presumption of reliance applies.

NO SAFE HARBOR

52. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/o approved by an executive officer of the defendants who knew that those statements were false

when made.

COUNT ONE
AGAINST THE FUND REGISTRANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

53. Plaintiff repeats and realleges each and every allegation contained above as if fully se fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims an allegation that could be construed as alleging fraud or intentional or reckless misconduct an otherwise incorporates the allegations contained above.

54. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k on behalf of the plaintiff and other members of the Class against the Fund Registrants.

55. The Fund Registrants are the registrants for the MFS Funds sold to plaintiff and th other members of the Class and are statutorily liable under Section 11. The Fund Registrants issued caused to be issued and participated in the issuance of the materially false and misleading writte statements and/or omissions of material facts that were contained in the Prospectuses.

56. Plaintiff was provided with the MFS Emerging Growth Fund Prospectus and similarly, prior to purchasing units of each of the other MFS Funds, all Class members likewise received the appropriate prospectus, Plaintiff and other Class members purchased shares of the MFS Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

57. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the MFS Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (the Does

named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time their trading of the MFS Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the MFS Funds; (c) that, contrary to the representations in the Prospectuses, the MFS Funds only enforced their policy against frequent traders selectively, (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs, thereby reducing the MFS Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefited financially at the expense of MFS Funds' investors including plaintiff and other members of the Class.

58. At the time they purchased the MFS Funds' shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omissions alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO
AGAINST SUN LIFE AND MFS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

59. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

60. This Claim is brought pursuant to Section 15 of the Securities Act against Sun

Life and MFS as a control persons of the Fund Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the MFS Funds' public filings, press releases and other publications represent the collective actions of Sun Life and MFS.

61. The Fund Registrants are liable under Section 11 of the Securities Act as set fortl herein.

62. Sun Life and MFS are "control persons" of the Fund Registrants within the meaning of Section 15 of the Securities Act, by virtue of their positions of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of the MFS Funds, Sun Life and MFS, by virtue of their positions of control and authority over the Fund Registrants directly and indirectly, had the power and authority, and exercised the same, tc cause the Fund Registrants to engage in the wrongful conduct complained of herein. The Fund Registrants issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

63. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Sun Life and MFS are liable to plaintiff and the other members of the Class for the Fund Registrants' primary violations of Section 11 of the Securities Act.

64. By virtue of the foregoing, plaintiff and the other members of the Class are entitled damages against Sun Life and MFS.

COUNT THREE
VIOLATION OF SECTION 10(b) OF
THE EXCHANGE ACT AND RULE 10b-5
PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

65. Plaintiff repeats and realleges each and every allegation contained above as if full: set forth herein except for Claims brought pursuant to the Securities Act.

66. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and the other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase MFS Funds shares or interests at distorted prices and otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

67. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the MFS Funds, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated MFS Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule l0b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

68. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a

continuous course of conduct to conceal adverse material information about the MFS Funds operations, as specified herein.

69. These defendants employed devices, schemes and artifices to defraud and a cours of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly time trading and thereby engaged in transactions, practices and a course of business which operated a a fraud and deceit upon plaintiff and members of the Class.

70. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. The defendants' material misrepresentations and/or omissions were done knowingly or recklessly an for the purpose and effect of concealing the truth.

71. As a result of the dissemination of the materially false and misleading informatio and failure to disclose material facts, as set forth above, the market prices of the MFS Funds we distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts, the market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintif and the other members of the Class acquired the shares or interests in the MFS Funds during the Class Period at distorted prices and were damaged thereby.

72. At the time of said misrepresentations and omissions, plaintiff and other members

of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the truth concerning the MFS Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

73. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

74. As a direct and proximate result of defendants' wrongful conduct, plaintiff and th other members of the Class suffered damages in connection with their respective purchases and sales of the MFS Funds shares during the Class Period.

COUNT FOUR
AGAINST SUN LIFE, MFS, AND THE FUND REGISTRANTS AS A CONTROL PERSON FOR, VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

75. Plaintiff repeats and realleges each and every allegation contained above as if fully se forth herein except for Claims brought pursuant to the Securities Act.

76. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Sun Life as a control person of MFS, the Fund Registrants, and the MFS Funds; against MFS as a control person of the Fund Registrants and the MFS Funds; and against the Fund Registrants as a control person of the MFS Funds.

77. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the MFS Funds' public filings, press releases and other publications are the collective actions of Sun Life

and MFS.

78. Sun Life, MFS, and the Fund Registrants are controlling persons of the MFS Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the MFS Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Sun Life, MFS, and the Fund Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the MFS Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Sun Life, MFS, and the Fund Registrants had the ability to prevent the issuance of the statement alleged to be false and misleading or cause such statements to be corrected.

79. In particular, Sun Life, MFS, and the Fund Registrants had direct and supervisory involvement in the operations of the MFS Funds and, therefore, are presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

80. As set forth above, Sun Life, MFS, and the Fund Registrants each violated Section 10(b) and Rule l0b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Sun Life, MFS, and the Fund Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of MFS Funds' securities during the Class Period.

COUNT FIVE
VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT OF 1940
AGAINST ALL DEFENDANTS

81. Plaintiff repeats and realleges each and every allegation contained above as if fully s forth herein.

82. This claim for relief is brought pursuant to Section 34(b) of the Investment Compar Act of 1940 against defendants.

83. Under Section 34(b) of the Investment Company Act of 1940, it shall be unlawfu for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this title (the keeping of which is required pursuant to section 31(a) [15 USCS § 80a-30(a)]. It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

84. Here, defendants have made untrue statements of a material fact in a registration statement, application, report, account, record, and/or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31 (a) [15 USCS § 80a-30(a)].

85. As such, Plaintiff and other Class members have been injured as a result of defendants' untrue statements and have violated Section 34(b) of the Investment Act of 1940.

COUNT SIX
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940
AGAINST ALL DEFENDANTS

86. Plaintiff repeats and realleges each and every allegation contained above as if fully se

forth herein.

87. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. *McLachlan v. Simon*, 31 F. Supp.2d 731 (N.D. Cal. 1998).

88. Under Section 36(a) of the Investment Company Act, defendants shall be deeme to owe a fiduciary duty to plaintiff and other Class members with respect to the receipt of fees and compensation that defendants received for services of a material nature.

89. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing the Doe Defendants to engage in timing of the MFS Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and Class members.

90. Defendants engaged in such scheme to only benefit themselves and their affiliate by allowing the Doe Defendants to engage in timing of the MFS Funds named herein in return for substantial fees and other income.

91. Defendants have breached the fiduciary duties they owe to plaintiff and other Class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to them material facts which would allow them to make informec decisions about the true value and performance of the Funds.

92. Plaintiff and other Class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SEVEN
AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

93. Plaintiff repeats and realleges each and every allegation contained above as if fully s t forth herein.

94. Plaintiff and the Class placed their trust and confidence in Sun Life and MFS › manage the assets they invested in the MFS Funds.

95. Plaintiff and the Class reasonably expected that the defendants would honor their obligations to them by, among other things, observing the securities laws and honoring the representations made in the MFS Funds' prospectuses.

96. The defendants, aided and abetted by the other defendants, who are co-conspirators, breached their fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the MFS Funds' prospectuses for the benefit of the MFS Funds and each of the other defendants.

97. Each of the defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing its own interests.

98. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those Class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

99. The defendants, aided and abetted by the other defendants, who are also co-

conspirators, acted in bad faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

100. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

101. The defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiff and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiff and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiff has an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Date: February 5, 2004

Respectfully submitted,

HAGENS BERMAN
Thomas M. Sobol (BBO# 471771)
225 Franklin Street, 26th Floor
Boston, MA 02110
Ph: (617) 482-3700
Fax: (617) 482-3003

SPECTOR, ROSEMAN & KODROFF, P.C.
Robert M. Roseman
Andrew D. Abramowitz
1818 Market Street, Suite 2500
Philadelphia, PA 19103
Ph: (215) 496-0300
Fax: (215) 496-6611

MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
Carol V. Gilden
Louis A. Kessler
191 North Wacker Drive, Suite 1800
Chicago, IL 60606
Ph: (312) 521-2403
Fax: (312) 521-2100

CERTIFICATION OF NAMED PLAINTIFF

PURSUANT TO FEDERAL SECURITIES LAWS

I, Harold A. Berger ("Plaintiff") declare, as to the claims asserted under the federal securitie laws, that:

1. I am the plaintiff in the Complaint, and make this certification pursuant to Sectio 101 of the Private Securities Litigation Reform Act of 1995, and as required by Section 21D(a)(of Title I of the Securities Exchange Act of 1934.

2. I have reviewed the foregoing complaint filed on my behalf and on behalf of all othe similarly situated, and I authorized its filing.

3. I did not purchase the security that is the subject of this action at the direction c Plaintiff's counsel or in order to participate in this private action arising under Title I of the Securitie Exchange Act of 1934.

4. I am willing to serve as a representative party on behalf of the class, includin providing testimony at deposition and trial, if necessary.

5. The following are all my transactions in MFS Family of Funds that are the subjec of this action during the Class Period specified in the Complaint:

ALL: Fund Name MIT-A	No. Of Sh. Purchased	Price Per Share	Date	ALL: Fund Name MIT-A	No. Of Sh. ~~Sold~~ PURCHASED	Price Per Share	Date
	9.473	2029	3/26/99		1.110		9-[illegible]7-2000
	28.243	20.29	3/26/99		5.574		12-[illegible]-2000
	3.732	20.60	6/25/99		202.205		12-[illegible]-2000
	7.974	1931	9/28/99		50.968		3-2[illegible]3-2001
	6.823	20.16	12/10/99		18.634		12-[illegible]-2001
	135.499	20.16	12/10/99		4.485		3-2[illegible]-2002
	2.417	21.20	3/29/2000		25.433		12-[illegible]-2002
	38.695	21.20	3/29/2000		10.360		3-[illegible]6-2003
	1.130	20.89	6/28/2000		29.079		12-[illegible]-2003

SPECTOR, ROSEMAN & KODROFF, P.C.

(TOT. Sh. : 577.034)

6. As of the date of this Certification, I have sought to serve as a representative par y on behalf of a class under Title I of the Securities Exchange Act of 1934 for the following:

(Please indicate any other class action cases in which you are or have been involved in during the prior three years.)

7. I agree not to accept any payment for serving as a representative party on behalf (f the class beyond my pro rata share of any recovery, except such reasonable costs and expens(; (including lost wages) directly relating to the representation of the class as ordered or approved t ' the Court.

8. I make this Certification without waiver of any applicable privileges and withoı : waiver of any right to challenge the necessity for, or the constitutionality of, this Certification, or t object to the filing of this Certification on any ground whatsoever.

I declare under penalty of perjury that the matters stated in this Certification are true to th best of my knowledge, information and belief.

Executed this 7 day of the month of January, 2004.

Harold A Berger TTEE
HAROLD A BERGER REVOCABLE TRUST
UA DTD 09/20/2000

Harold A. Berger

AS MY MFS-MIT-A FUND IS TITLED

SPECTOR, ROSEMAN & KODROFF, P.C.